ALTRAN

251 BD PEREIRE, 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 78

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Paris, July 26th 2002

Re : Altran Technologies S.A. (File No. 82-5164)
Ongoing Disclosure Pursuant to Rule 12g3-2(b)
under the US. Securities Exchange Act of 1934

Ladies and Gentlemen,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. **Financial Release, dated April 9th 2002 published on the internet enclosed as Exhibit 1.**
2. **Financial Release, dated April 10th 2002 published in "Les Echos", "Le Figaro", "La Tribune", "L'Agefi", April 13th 2002 published in "Investir", as Exhibit 2.**
3. **Financial Release, dated April 9th 2002 mailed : "Letter to shareholders" as Exhibit 3.**
4. **Financial Release, dated May 14th 2002 published on the internet enclosed as Exhibit 1.**
5. **Financial Release, dated May 15th 2002 published in "Les Echos", "Le Figaro", "L'Agefi", May 18th published in "Investir", as Exhibit 2.**
6. **Financial Release, dated July 23rd 2002 published on the internet enclosed as Exhibit 1.**
7. **Financial Release, dated July 23rd 2002 published in "Les Echos", "Le Figaro", "L'Agefi", "Le Journal des Finances", as Exhibit 2.**
8. **Financial Release, published in the "BALO", as Exhibit 4.**

If you should have any questions or comments, please call the undersigned at : 33 1 44 09 64 00.

Very truly yours,

Alain ROUGAGNOU

Enclosures

File N°. 82-5164

FINANCIAL RELEASE

EXHIBIT 1

ALTRAN TECHNOLOGIES SURPASSES ALL OF ITS OBJECTIVES

CONSOLIDATED NET PROFITS 2001 : +44 %

VERY STRONG IMPROVEMENT IN SELF-FINANCING CAPACITY : +49 %

Paris, France, 9 April 2002

ALTRAN Technologies, the European leader of Innovation Consulting, attained for the year ending 31 December 2001 **consolidated net profits,** before amortization of goodwill, of **134.3 M€**, an increase of **44.2 %** compared with the previous year.
This increase is greater than the increase in revenues, which is 42% to 1278 M€.

The **net margin**, before amortization of goodwill, is **10.5 % of revenue ;** it should be noted that this is **the best rate for the past six years**.

The **operating profits** for the year 2001 are 233.6 M€**,** an increase of 42 %, and which represent **18.3 % of revenue**.

The net profit after amortization of goodwill is 121 M€.

Over two years, between 1999 and 2001, revenues have thus been multiplied by **2.07**, operating profits by **2.07**, consolidated net profits before amortization of goodwill by **2.14**, and net group profits by **2.12**.

Financing capabilities

The self-financing capacity **(cash flow) has improved by 49 %**, going from 99.6 M€ in 2000 to 148.5 M€ in 2001.

The variation in working capital requirements improves going from 91.4 M€ in 2000 to 4.1 M€ in 2001.

The **free cash flow** generated by operations has gone from 7.6 M€ in 2000 to 145 M€ in 2001.

The net cash flow after investments made during the year is positive (12 M€) and proves the ability of ALTRAN for 2001 to **self-finance its investments and in particular all of its acquisitions.**

(note : investments include tangible, intangible, and financial fixed assets (initial and subsequent payments for acquisitions)).

The ratio of debt to equity ("Gearing") goes from 81 % in 2000 to 57.4 % in 2001.

(note : this indebtedness ratio is calculated as follows : (Financial debts – Cash & cash equivalents) / Equity).

Forecast 2002

Michel FRIEDLANDER, C.E.O., declared :

"On the basis of current contracts and new market share, ALTRAN expects at least 30% growth in revenues and profits in 2002. This forecast does not take into account any improvements in the economy.
The average length of projects currently in our portfolio is 20 months."

In 2002 the revenues outside of France will represent 50 % of total revenues.

Comments

Michel FRIEDLANDER, C.E.O.(*), declared :

« The excellent profits for 2001 prove that Altran has a **particularly defensive business model**, which allows us, not only to surpass all profit objectives in spite of the whims of the economic environment, but furthermore to obtain **the best percentage of net profits to revenue for the past six years.** »

The improvement in the variation in working capital requirements comes primarily from enhanced collection of receivables.
This improvement is ongoing : in fact, it is the result of an incentive program concerning specific teams in each of the companies of the Group, and this program has only begun to be implemented in a small number of these companies. The program will continue to be deployed in 2002 et 2003.

New clients, new projects

New clients have chosen to show their confidence in Altran for its innovation capabilities, for example, the Dutch Transport Ministry, the research center for the Italian RAI Television, Eurocopter in Germany and Louis Vuitton luggage in France.

The Formula 1 Renault racing stable has chosen Altran for a 3 year technological partnership, for the taking charge of projects notable in the fields of mechanics, thermodynamics, internal motor aerodynamics, on-board electronic, and processing of test data.

In the media field, Altran has conceived a new system of transmission for interactive television.

In the space sector, Altran has performed a study of innovative materials allowing a savings of several kilograms for an on-board atomic clock.

In the rail industry, Altran is providing advice to improve the security of rail transport in England.

(*) The executive management of the group is ensured by two C.E.O.s (Chief Executive Officers) : Michel FRIEDLANDER and Frédéric BONAN.

Client Dependency

No single client represents more than 3% of our revenues.

The cumulative revenue for the 10 largest clients does not exceed 20% of total revenues.
These 10 largest clients are in 5 different countries and only 3 are French.

Perenniality of the Business Model

Altran continues to ensure the perenniality of its business model, by preparing its management for the challenges of the years 2004/2005.

This preparation is ensured both by the Altran Management Institute and by personal coaching programs for the directors of Business Units, in France as well as internationally.

The whole of these programs represent a cost of 31 M€ in 2001, versus 23 M€ in 2000.

All of these facts demonstrate the ability of Altran to :

- generate strong and durable growth,
- maintain its defensive business model for the years to come,
- generate growth in profits as high as the growth in revenues,
- continue its strong development in Europe, which remains its principal market.

The objective of 2 billion euros of revenue in 2003 will be surpassed.

Altran confirms its ambition to become, in 2005, the world leader of Innovation consulting, with 40 000 employees worldwide.

This goal is now an objective, and Altran has the means to reach it.

ALTRAN IN A FEW WORDS

Created in 1982, Altran is the European leader of Innovation Consulting.

Altran has been listed on the stock exchange since 1987.

Since its listing on the stock exchange, Altran has had an average growth in its earnings per share (after amortization of goodwill) of 32.8% per year.

With an operating margin of over 18%, Altran is ranked, in the field of consulting and services, first place in Europe, and among the top rankings worldwide.

In terms of value created for stockholders over the last 5 and 10 year periods, Altran's performance is ranked as first in Europe, and seventh worldwide.

Altran includes more than 130 operational companies in 14 countries, organized in a network of autonomous consulting companies, comprised of over 600 « business units ».

Each Business Unit is directed by a Manager, a true entrepreneur, who is given the necessary autonomy, with no restrictions in the choice of client sectors, since his or her role is to manage innovation capabilities and not client sectors. From this stems a proven ability of transferring amongst very different sectors, with great ease and flexibility.

This transferability, as well as the excellent technical skills of the Altran consultants are a guarantee for its clients, of high added value and return on investment.

Altran's activity groups together 4 types of consulting :

1) Consulting in innovation for products and manufacturing processes (using a large variety of technical skills, the most important being the physical sciences),

2) Consulting in innovation strategy and in industrial strategy (evaluation and choice of technological possibilities, before investment),

3) Consulting in the management of innovation (economic models, search for investors, audits of the technological property and know-how of companies),

4) Consulting in management R&D (consulting in innovation in management).

Altran is capable of performing projects for clients, within all stages of the lifecycle of a product :

Strategy,
Financing,
Response to tenders,
Fundamental key research,
Applied research and development,
Preparation of industrialization,
Production,
After-sales activities.

Altran with more than 500 clients in 40 countries, is already and henceforth an Indisputable global player.

The shares of the company are listed on the primary market of Euronext Paris (Sicovam code: 3643).

Altran is listed on the Nasdaq in the form of an ADR level 1 (code ALTKF).

For more information, consult our web site at the address:

http://www.altran.net

The above mentioned assertions which are not of a historical nature but rather express expectations or objectives for the future, including but not limited to information regarding the revenue and the profitability for the year 2001 and the financial forecast for 2002, are assertions regarding the company's projections for the future, reflecting the opinions and the current assumptions of the management based upon the information and project backlog as of the date of this press release.

ALTRAN TECHNOLOGIES

ALTRAN TECHNOLOGIES DEPASSE TOUTES LES PREVISIONS

RESULTAT NET CONSOLIDE 2001 : +44 %

TRES FORTE PROGRESSION DE LA CAPACITE D'AUTOFINANCEMENT : +49 %

Paris, France, le 9 avril 2002

ALTRAN Technologies, le leader européen du Conseil en innovation, a réalisé au 31 Décembre 2001 un **résultat net consolidé**, avant amortissement des survaleurs, de **134,3 M€**, en progression de **44,2 %** par rapport à l'année précédente.
Cette progression est supérieure à la croissance du chiffre d'affaires, qui est de 42% à 1278 M€.

La **marge nette,** avant amortissement des survaleurs, atteint **10,5 %** du chiffre d'affaires, il est à noter que ce taux représente **le meilleur taux des six dernières années.**

Le **résultat d'exploitation** de l'exercice 2001 est de 233,6 M€ en augmentation de 42 % et représente **18,3 % du chiffre d'affaires.**

Le résultat net après amortissement des survaleurs est de 121 M€.

Sur deux ans, de 1999 à 2001, le chiffre d'affaires a ainsi été multiplié par **2,07**, le résultat d'exploitation par **2,07**, le résultat net consolidé avant amortissement des survaleurs par **2,14**, et le résultat net part du groupe par **2,12**.

Capacités de financement

La capacité d'autofinancement (**cash flow**) **progresse de 49 %**, passant de 99,6 M€ en 2000 à 148,5 M€ en 2001.

La variation du besoin en fonds de roulement s'améliore, passant de 91,4 M€ en 2000 à 4,1 M€ en 2001.

Le flux net de trésorerie généré par l'activité (**free cash flow**) est passé de 7,6 M€ en 2000 à 145 M€ en 2001.

Le flux net de trésorerie après investissements de l'exercice est positif (12 M€), et prouve la capacité d'Altran sur 2001 à **autofinancer ses investissements et en particulier l'ensemble des acquisitions.**

(note : les investissements comprennent les immobilisations corporelles, incorporelles, et financières (paiements initiaux des acquisitions, et paiement des compléments de prix)).

Le ratio d'endettement financier net sur fonds propres (« Gearing ») passe de 81 % en 2000 à 57,4 % en 2001.

(note : ce ratio d'endettement est calculé comme suit : (Dettes financières – Trésorerie) / Capitaux propres).

Perspectives 2002

Michel FRIEDLANDER, C.E.O., a déclaré :

« Sur la base des contrats en cours et des nouvelles parts de marché, Altran prévoit en 2002 une croissance d'au moins 30 % du chiffre d'affaires et du résultat. Cette visibilité n'intègre pas une éventuelle amélioration de la conjoncture.
La durée moyenne des projets actuellement en portefeuille est de 20 mois ».

En 2002, le chiffre d'affaires hors France représentera 50 % du chiffre d'affaires total.

Commentaires

Michel FRIEDLANDER, C.E.O.(*), a déclaré :

« Les excellents résultats 2001 prouvent le **caractère défensif du business model** d'Altran, qui permet, non seulement de dépasser toutes les prévisions de résultat malgré les aléas de la conjoncture économique, mais en plus de réaliser son **meilleur taux de marge nette des six dernières années.** »

L'amélioration de la variation du besoin en fonds de roulement provient essentiellement de l'amélioration du compte client.
Cette amélioration a un caractère récurrent : en effet, elle est la conséquence d'un programme d' « incentive » des équipes concernées dans chacune des sociétés du Groupe, et ce programme n'est qu'au début de son implantation dans un petit nombre de ces sociétés. Ce programme continuera son déploiement sur 2002 et 2003.

Nouveaux Clients, nouveaux projets

De nouveaux clients ont choisi de faire confiance à Altran pour sa capacité d'innovation, tels le Ministère des transports Hollandais, le Centre de Recherche de la RAI Television en Italie, Eurocopter en Allemagne et Louis Vuitton Malletier en France.

L'Ecurie de Formule 1 Renault a choisi Altran pour un partenariat technologique de 3 ans, pour la prise en charge de projets notamment dans les domaines mécanique, thermique, aérodynamique interne moteur, électronique embarquée, et traitement de données d'essais.

Dans le domaine des Medias, Altran a conçu un nouveau système de transmission pour des services de télévision interactive.

Dans le secteur Spatial, Altran a réalisé une étude de matériaux innovants permettant un gain de plusieurs kilogrammes sur une horloge atomique embarquée.

Dans le domaine ferroviaire, Altran apporte ses conseils pour améliorer la sécurité dans le transport ferroviaire en Angleterre.

(*) La direction exécutive du Groupe est assurée par deux C.E.O. (Chief Executive Officer) : Michel FRIEDLANDER et Frédéric BONAN.

Taux de dépendance clients

Aucun client d'Altran ne dépasse 3 % du chiffre d'affaires total.

Le chiffre d'affaires cumulé des 10 plus gros clients ne dépasse pas 20 % du chiffre d'affaires total.
Ces 10 plus gros clients sont répartis dans 5 pays différents, et seulement 3 sont français.

Perennité du Business Model

Altran continue d'assurer la pérennité de son business model, en préparant son management aux défis des années 2004/2005.

Cette préparation est assurée à la fois par l'Institut du Management Altran et par des programmes de Coaching personnel des directeurs de Business Units, aussi bien en France qu'à l'international.

L'ensemble de ces programmes représente une dépense de 31 M€ en 2001, contre 23 M€ en 2000.

L'ensemble des faits exposés démontre la capacité d'Altran à :

- générer une croissance forte et durable,
- pérenniser son business model défensif pour les années à venir,
- générer une croissance des profits aussi élevée que la croissance de son chiffre d'affaires,
- se développer toujours fortement en Europe, qui reste son marché privilégié.

L'objectif de 2 milliards d'euros de chiffre d'affaires en 2003 sera dépassé.

Altran confirme son ambition de devenir, en 2005, le leader mondial du conseil en innovation, avec 40 000 salariés dans le monde.

Cette ambition est maintenant un objectif, et Altran a les moyens de l'atteindre.

ALTRAN EN QUELQUES MOTS

Altran, créée en 1982, est le leader européen du conseil en innovation.

Altran est cotée en bourse depuis 1987.

Depuis sa cotation en bourse, Altran affiche une croissance moyenne de son bénéfice par action (après amortissement des survaleurs) de : 32,8 % par an.

Avec un taux de plus de 18 % de résultat d'exploitation, Altran occupe, dans le domaine du conseil et des services, le premier rang européen , et un des tous premiers rangs mondiaux.

En terme de création de valeur pour l'actionnaire sur les 5 et 10 dernières années, la performance d'Altran est la première en Europe et la septième mondiale.

Altran comprend plus de 130 sociétés opérationnelles dans 14 pays, organisées en un réseau de sociétés de conseil autonomes, comprenant plus de 600 « business units ».

Chaque Business Unit est dirigée par un Manager, véritable entrepreneur, doté de toute l'autonomie nécessaire, sans frein dans le choix des secteurs de clientèle, puisqu'il s'agit pour lui de gérer une capacité d'innovation et non des secteurs de clientèle, d'où une capacité démontrée de transversalité entre secteurs très différents, avec une grande réactivité et une extrême souplesse.

Cette transversalité, ainsi que l'excellent niveau technique des Consultants d'Altran, sont un gage, pour ses clients, de valeur ajoutée et de retour sur investissement élevés.

L'activité d'Altran regroupe 4 types de métiers :

- le conseil en innovation de produits et de process de fabrication (met en œuvre un ensemble très large de spécialités techniques, la plus importante étant les sciences physiques),
- le conseil en stratégie de l'innovation et en stratégie industrielle (évaluation et choix de filières technologiques, avant investissements),
- le conseil en management de l'innovation (modèles économiques, recherche d'investisseurs, audits de patrimoine technologique d'entreprises),
- le conseil en R&D managériale (conseil en innovation dans le management).

Altran est capable de mener des projets pour ses clients, dans toutes les étapes du cycle de vie d'un produit :

Stratégie,
Financement,
Réponses à appels d'offres,
Recherche fondamentale,
Recherche appliquée et développement,
Préparation de l'industrialisation,
Production,
Activités après-vente.

Altran, avec plus de 500 clients dans 40 pays, est d'ores et déjà un acteur mondial incontournable.

Les actions de la société sont cotées au Premier Marché d'Euronext Paris (code Sicovam : 3463)

Altran est listé au Nasdaq sous forme d' ADR niveau 1 (code ALTKF).

Pour plus d'informations, consulter notre site internet, à l'adresse :

http://www.altran.net

Les déclarations indiquées ci-dessus qui ne sont pas de nature historiques mais qui expriment des attentes ou des objectifs pour le futur, y compris mais pas seulement des déclarations concernant le chiffre d'affaires et la rentabilité pour l'année 2001 et les objectifs financiers pour 2002, sont des déclarations relatives aux perspectives d'avenir de la Société, fondées sur les avis et hypothèses actuelles du management sur la base des informations et du carnet de commandes au jour du communiqué.

ALTRAN TECHNOLOGIES

EUROPEAN LEADER OF INNOVATION CONSULTING

FIRST QUARTER 2002
31 % INCREASE IN CONSOLIDATED REVENUE
ALTRAN CONFIRMS ITS OBJECTIVES

Paris, 14 May 2002

- After an exceptional year 2001,

- After a growth for the first quarter 2001 among the strongest over the last ten years, creating a particularly high basis of comparison,

the **consolidated revenue for the 1st quarter** 2002 is **352 M€,** an increase of **30,9 %** compared with the 1st quarter 2001.

The revenue for the 1st quarter 2002 of the **subsidiaries outside of France** is **166 M€** ; this represents 47,2 % of group consolidated revenue.

In 2002 the percentage of revenue outside of France will surpass the objective of 50 % of total revenues.

ALTRAN maintains its objectives for 2002, which are 30 % growth in revenue and profits.

ALTRAN has become the exclusive owner of the Arthur D. Little brand and trademark worldwide and has the possibility to acquire all or part of the profitable non-USA activities of Arthur D. Little in accordance with its usual criteria and procedures.

Comments

Michel FRIEDLANDER, CEO(*), has said :

« The growth of 30,9 % that we have achieved for the first quarter is a very good performance for two reasons : a) the economic environment is not favorable, and b) this first quarter 2002 is compared with a first quarter 2001 that had exceptional growth (amongst the highest over the last ten years). »

New projects

Pharmaceutics/Cosmetics :
Within the framework of a strategic program concerning the slowing down of aging, transfer of medical scanning technologies, to the systematic analysis of the effects of major components.

Energy :
Within the framework of a program for new generations of thermal production centers, the development and putting into action of new technologies in accordance with the latest environmental standards.

Automobile :
Within the framework of industrial combining of automobile manufacturers, conception and coordination of a common platform program for the launching of new vehicles, and optimizing production sites.

Energy :
For a world-wide petrol group, conception and development of new methods of extraction of bituminous sand.
These new methods allow access to new sources amongst the most important in the world.

Space :
Study, development and refining of technologies for plasma propulsion, applied to future non-military satellite programs.

(*) The executive management of the Group is ensured by two CEO : Michel FRIEDLANDER and Frédéric BONAN.

Client Dependency

No single client represents more than 3% of our revenues.

The cumulative revenue for the 10 largest clients does not exceed 20% of total revenues.
These 10 largest clients are in 5 different countries and only 3 are French.

Concerning ARTHUR D. LITTLE

ALTRAN has brought its support to a MBO (Management Buyout) of the non-USA activities of the Arthur D. Little group (including the well-known Cambridge Consultants Ltd. in England).

These activities are primarily European, the majority in northern Europe.
They also concern Latin America and Asia.
They represent in total around 1000 persons.

ALTRAN has been attributed the Arthur D. Little trademark worldwide.

ALTRAN has the possibility to acquire all or part of the profitable activities concerned by the MBO, in accordance with its usual criteria and procedures.

Arthur D. Little, a firm existing for 116 years, was the first spin-off from the famous Massachusetts Institute of Technology (MIT).

ALTRAN is already involved in the fields of activity covered by Arthur D. Little, notably strategic consulting and management consulting, which concerns over 2000 consultants within ALTRAN.

As said by key senior executives of Arthur D. Little involved in the MBO :

« The synergies with ALTRAN are based on :

- Complementary competencies, service offerings, and client portfolios,
- Altran's specific growth model and proven performance management,
- Focus on clients, as well as respect for individuals and local cultures ».

Declared by Frédéric BONAN :

« The advantages of this operation are :

- A new brand, prestigious and well-known throughout the entire world (USA, Europe, Asia, Latin America)
- A remarkable complementarity of services offered, as much geographically, as by sector, scientifically and technically (the anglo-saxon world having always underlined that Arthur D. Little was the only company showing a true similarity with ALTRAN in terms of businesses)

- An exceptional source of consultants and managers with worldwide stature

In summary, Arthur D. Little represents an extraordinary growth potential, and particularly within the USA »

The most dynamic ALTRAN expertise for the first quarter

In line with 2001, the most dynamic expertise of this quarter have been :

- consulting in quality, methodology, organization, strategy,
- safety, reliability, security, risk evaluation,
- technology watch,
- automation, process,
- physical sciences.

Acquisition and Integration Strategy

ALTRAN will continue, in the years to come, to manage its acquisition strategy keeping in mind the interests of its shareholders.

The acquisitions, by the way they are integrated, are, for the shareholder, a guaranteed high rate of return on investment.
In fact, the directors and managers of ALTRAN implicated in « coaching », apply their know-how as much to their own company or business-unit, as to the subsidiaries having recently joined the ALTRAN group.
They ensure the integration of these subsidiaries by transmitting their energy, methods, tools, and the whole of the know-how which generates the performance of ALTRAN, and allow these companies to very rapidly reach the global level of the group.

This strategy will concern in priority Arthur D. Little during 2002.

Thus, within ALTRAN, no distinction is made, on the operational level, between growth called « internal » and growth labeled « external » : same methods, same players.

OBJECTIVES FOR THE FUTURE

For **2005**, the objective of ALTRAN is to become the world leader of consulting in innovation, with 40.000 persons.
The European market alone would suffice for ALTRAN to reach this objective.

Moreover, ALTRAN is certain to have within its reach an **open world market.**

ALTRAN IN A FEW WORDS

ALTRAN, created in 1982, is the European leader of Innovation Consulting.

ALTRAN has been listed on the stock exchange since 1987.

Since its listing on the stock exchange, ALTRAN has had an average growth of its earnings per share (after amortization of goodwill) of: 32,8 % per year.

ALTRAN has over 15 000 consultants, based in 14 countries.

Altran's activity groups together 4 types of consulting :

1) Consulting in innovation for products and manufacturing processes (using a large variety of technical skills, the most important being the physical sciences),

2) Consulting in innovation strategy and in industrial strategy (evaluation and choice of technological possibilities, before investment),

3) Consulting in the management of innovation (economic models, search for investors, audits of the technological property and know-how of companies),

4) Consulting in management R&D (consulting in innovation in management).

Altran is capable of performing projects for clients, within all stages of the lifecycle of a product :

Strategy,
Financing,
Response to tenders,
Fundamental key research,
Applied research and development,
Preparation of industrialization,
Production,
After-sales activities.

Altran with more than 500 clients in 40 countries, is already and henceforth an Indisputable global player.

The shares of the company are listed on the primary market of Euronext Paris (Sicovam code: 3643).

Altran is listed on the Nasdaq in the form of an ADR level 1 (code ALTKF).

For more information, consult our web site at the address:

http://www.altran.net

The above mentioned assertions which are not of a historical nature but rather express expectations or objectives for the fut including but not limited to information regarding the revenue and the profitability for the year 2001 and the financial fore for 2002, are assertions regarding the company's projections for the future, reflecting the opinions and the current assumpt of the management based upon the information and project backlog as of the date of this press release.

LEADER EUROPEEN DU CONSEIL EN INNOVATION

PREMIER TRIMESTRE 2002
PROGRESSION DE 31 % DU CHIFFRE D'AFFAIRES CONSOLIDE
ALTRAN CONFIRME SES OBJECTIFS

Paris, le 14 mai 2002

- Après une année 2001 exceptionnelle,

- Après une croissance du premier trimestre 2001 l'une des plus fortes des dix dernières années, créant une base de comparaison particulièrement élevée,

le chiffre d'affaires consolidé du 1er trimestre 2002 est de 352 M€, en croissance de 30,9 % par rapport au 1er trimestre 2001.

Le chiffre d'affaires du 1er trimestre 2002 des filiales hors France est de 166 M€ , il représente 47,2 % du chiffre d'affaires consolidé du groupe.

En 2002 le pourcentage du chiffre d'affaires hors France dépassera l'objectif de 50 % du chiffre d'affaires total.

ALTRAN maintient ses objectifs pour 2002, de 30 % de croissance du chiffre d'affaires et du résultat.

ALTRAN s'est vu attribuer la marque Arthur D. Little au plan mondial et la possibilité d'acheter tout ou partie des activités rentables non américaines d'Arthur D. Little dans le respect de ses critères et modalités habituels.

Commentaires

Michel FRIEDLANDER, Directeur Général(*), a déclaré :

« La croissance de 30,9 % que nous venons de réaliser au premier trimestre est une très bonne performance pour deux raisons : d'une part, le contexte économique n'est pas favorable, et d'autre part, ce premier trimestre 2002 est comparé à un premier trimestre 2001 en croissance exceptionnelle (une des plus élevées des dix dernières années). »

Nouveaux projets

Pharmaco-Cosmétologie :
Dans le cadre d'un programme stratégique sur le ralentissement du veillissement, transfert des technologies d'imagerie médicale numérique, à l'analyse systématique des effets des principes actifs.

Energie :
Dans le cadre d'un programme de nouvelles générations de centrales thermiques, ingénierie et mise en œuvre des nouvelles technologies permettant de satisfaire aux dernières normes environnementales.

Automobile :
Dans le cadre de rapprochements industriels entre constructeurs automobiles, conception et coordination d'un programme de plateforme commune pour le lancement de nouveaux véhicules, et optimisation des sites de production.

Energie :
Pour un groupe pétrolier mondial, conception et développement de nouvelles méthodes d'extraction de sables bitumeux.
Ces nouvelles méthodes donnent accès à de nouveaux gisements parmi les plus importants du monde.

Spatial :
Etude, développement et mise au point des technologies de propulsion à plasma, appliquées aux futurs programmes de satellites civils.

(*) La direction exécutive du Groupe est assurée par deux directeurs généraux : Michel FRIEDLANDER et Frédéric BONAN.

Taux de dépendance clients

Aucun client d'ALTRAN ne dépasse 3 % du chiffre d'affaires total.

Le chiffre d'affaires cumulé des 10 plus gros clients ne dépasse pas 20 % du chiffre d'affaires total.
Ces 10 plus gros clients sont répartis dans 5 pays différents, et seulement 3 sont français.

A propos d' ARTHUR D. LITTLE

ALTRAN a apporté son appui à un MBO (Rachat de l'Entreprise par les Salariés) des activités non-américaines du groupe Arthur D. Little (dont la célèbre Cambridge Consultants Ltd en Angleterre).

Ces activités sont principalement européennes, et majoritairement en Europe du nord.
Elles concernent aussi l'Amérique latine et l'Asie.
Elles représentent au total environ 1000 personnes.

ALTRAN s'est vu attribuer la marque Arthur D. Little au plan mondial.

ALTRAN a la possibilité d'acheter tout ou partie des activités rentables concernées par le MBO, dans le respect de ses critères et modalités habituels.

Arthur D. Little, 116 ans d'existence, a été la première Société issue du célèbre Massachussets Institute of Technology (MIT).

ALTRAN intervient déjà dans les domaines d'activités couverts par Arthur D. Little, notamment le conseil en stratégie et le conseil en management, qui concernent plus de 2000 consultants chez ALTRAN.

Déclaration des « key senior executives » d' Arthur D. Little concernés par le MBO :

« Les synergies avec ALTRAN sont basées sur :
- la complémentarité des compétences, de l'offre de services, et des portefeuilles clients,
- la dynamique de croissance d'ALTRAN et sa capacité prouvée à rester performante,
- un centrage sur les clients, ainsi que le respect des individus et des cultures locales ».

Déclaration de Frédéric BONAN :

« Les avantages de cette opération sont :

- Une nouvelle marque, prestigieuse et fortement reconnue dans le monde entier (USA, Europe, Asie, Amérique Latine)
- Une remarquable complémentarité de l'offre, tant au niveau géographique, sectoriel que scientifique et technique (le monde anglo-saxon ayant toujours souligné qu'Arthur D. Little était la seule société présentant une réelle similitude avec ALTRAN en terme de métiers)
- Un vivier exceptionnel de consultants et de managers de stature mondiale

En synthèse, Arthur D. Little représente un potentiel de développement mondial extraordinaire, et plus particulièrement aux USA »

Spécialités les plus dynamiques pour ALTRAN au premier trimestre

Dans le lignée de 2001, les spécialités les plus dynamiques ce trimestre ont été :

- conseil en qualité, méthodologie, organisation, stratégie,
- sûreté de fonctionnement, fiabilité, sécurité, études de risques,
- veille technologique,
- automatique, process,
- sciences physiques.

Politique d'acquisitions et d'intégration

ALTRAN continuera, dans les années qui viennent, à gérer sa politique d'acquisitions dans le souci des intérêts de ses actionnaires.

Les acquisitions, par leur mode d'intégration, sont, pour l'actionnaire, une garantie de retour élevé sur investissement.
En effet, les dirigeants et managers d'ALTRAN impliqués dans des activités de « coaching », appliquent leur savoir-faire aussi bien à leur propre société ou business-unit, qu'aux filiales récemment entrées dans le périmètre d'ALTRAN.
Ils assurent l'intégration de ces filiales en leur transmettant l'énergie, les méthodes, les outils, l'ensemble des savoir-faire qui génèrent les performances d'ALTRAN, et permettent à ces sociétés d'atteindre très rapidement le niveau global du groupe.

Cette politique concernera en priorité Arthur D. Little en 2002.

Ainsi, chez ALTRAN, aucune distinction n'est faite, sur le plan opérationnel, entre croissance dite « interne » et croissance dite « externe » : mêmes méthodes, mêmes acteurs.

OBJECTIFS POUR LE FUTUR

Pour **2005**, l'objectif d'ALTRAN est de devenir le leader mondial du conseil en innovation, avec 40.000 personnes.
Le seul marché Européen suffirait à ALTRAN pour atteindre cet objectif.

De plus, ALTRAN a la certitude d'avoir à portée de mains un **marché mondial ouvert.**

ALTRAN EN QUELQUES MOTS

ALTRAN, créée en 1982, est le leader européen du conseil en innovation.

ALTRAN est cotée en bourse depuis 1987.

Depuis sa cotation en bourse, ALTRAN affiche une croissance moyenne de son bénéfice par action (après amortissement des survaleurs) de : 32,8 % par an.

ALTRAN regroupe plus de 15.000 consultants, basés dans 14 pays.

L'activité d'ALTRAN regroupe 4 types de métiers :

- le conseil en innovation de produits et de process de fabrication
  (qui met en œuvre un ensemble très large de spécialités techniques, la plus importante étant les sciences physiques),

- le conseil en stratégie de l'innovation et en stratégie industrielle
  (évaluation et choix de filières technologiques, avant investissements),

- le conseil en management de l'innovation
  (modèles économiques, recherche d'investisseurs, audits de patrimoine technologique d'entreprise)

- le conseil en R&D managériale (conseil en innovation dans le management).

ALTRAN apporte ses compétences à ses clients, dans toutes les étapes du cycle de vie d'un produit :

Stratégie,
Financement,
Réponses à appels d'offres,
Recherche fondamentale,
Recherche appliquée et développement,
Préparation de l'industrialisation,
Production,
Activités après-vente.

ALTRAN, avec des projets menés dans 40 pays, est d'ores et déjà un acteur mondial incontournable.

Les actions de la société sont cotées au Premier Marché d'Euronext Paris
(code Sicovam : 3463)

Altran est listé au Nasdaq sous forme d' ADR niveau 1 (code ALTKF).

Pour plus d'informations, consulter notre site internet, à l'adresse :

http://www.altran.net

Les déclarations indiquées ci-dessus qui ne sont pas de nature historiques mais qui expriment des attentes ou des objectifs pour le futur, y compris mais pas seulement des déclarations concernant le chiffre d'affaires et la rentabilité pour l'année 2001 et les objectifs financiers pour 2002, sont des déclarations relatives aux perspectives d'avenir de la Société, fondées sur les avis et hypothèses actuelles du management sur la base des informations et du carnet de commandes au jour du communiqué.

ALTRAN TECHNOLOGIES

Altran Technologies Reports First Half 2002 Revenues

Paris, July 23, 2002. — Altran Technologies (Paris Stock Exchange: ALT.PA) today reported revenues for the first half of Fiscal 2002, ended June 30, 2002.

Altran announces revenue growth of 25% for the first half of 2002 compared to the corresponding period in 2001.

This growth was largely driven by operations outside of France, notably in Germany, Switzerland, Italy and Spain.

The integration of AD Little's international operations is proceeding at a brisk pace.

Altran confirms that its business model allows for strong and sustainable growth and is confident to achieve revenue growth for the year as a whole of between 25% and 30%, depending on the evolution of the macro-economic environment.

Altran announces a new financial communication plan.

Revenues for First Half 2002 up 25%; Strong Contribution from International Operations

Consolidated revenues for the six months of 2002 were **€ 721.5 million, an increase of 25% compared to € 577 million in the corresponding period in 2001. At constant perimeter, revenues grew 8%. Growth at** constant perimeter excludes both (i) the contribution of acquired companies during the period 2001/2002 and (ii) the significant contribution of Altran's management to the post-acquisition revenue growth of those companies.

The increase in consolidated revenues for the period reflects strong growth outside of France, particularly in Germany, Switzerland, Italy, and Spain, reflecting both internal growth and the benefits from integration of recent acquisitions. The table below summarizes growth rates for the first half of 2002 as compared to the same period of 2001 for the main contributors:

Country	Consolidated Growth	Growth at Constant Perimeter
Germany	+113%	+42%
Switzerland	+58%	+28%
Italy	+51%	+20%
Spain	+41%	+22%

Overall, revenues from international operations grew 51% in the first half 2002 (+13% at constant perimeter). Altran generated 52% of its revenues outside of France in the first half of 2002, reflecting the success of its expansion strategy outside of its home market and its ability to transfer its business model outside of France and to efficiently integrate international consultants within the group.

In France, revenues grew 5% in the first half of 2002 (+4% at constant perimeter), with a significant negative impact from this year's May bank holidays, which were unusually long, and the parliamentary and presidential elections. Overall, Altran estimates that these two one-off items resulted in a shortfall in revenue in the second quarter of approximately **€30 million.**

Altran has secured many new contracts of importance during the first half.

Acquisitions

Acquisitions made in the first half of 2002 contributed **€53.7 million to consolidated revenues in the first** half 2002, essentially all from operations acquired outside from France, namely Germany, Spain, Switzerland and the UK, and essentially all in the second quarter.

Integration of AD Little's International Operations

The main acquisition during the period concerns the European and Asian operations of AD Little, some of which have been consolidated from April 2002, with the remaining being integrated over time to the extent Altran exercises its option to acquire those operations which it considers profitable. Altran also acquired the worldwide rights to the AD Little brand.

The integration of AD Little's operations within the Altran group is proceeding at a brisk pace resulting from strong and focused efforts from Altran's management team to start the effective integration of certain of these operations immediately in the second quarter of 2002. Altran expects the actual acquisition and integration of the substantial majority of the various entities that are part of AD Little's international operations to be completed by the end of the year. This acquisition is a key strategic step for Altran. With approximately 1,000 employees, AD Little provides Altran with a strong brand name, highly complementary activities and strong growth prospects, particularly through AD Little's name recognition in the United States.

A Resilient Business Model with Good Visibility

Despite a slowdown in the macroeconomic environment, which has particularly affected the growth of its operations in France, where its penetration rate is higher, revenues generated in the first half 2002 confirm Altran's growth profile, fuelled by strong performance from its international operations and by its sustainable and resilient business model.

Despite an exceptional year in 2001, with a 42% growth in revenues, resulting in a particularly high basis of comparison, Altran expects to generate for 2002 as a whole revenue consolidated growth of between 25% and 30%, depending on the evolution of the macro-economic environment, absent any further significant worsening of economic conditions. Altran's business model provides good visibility of revenues, as 80% of its forecasted revenues for the year are typically booked by the end of the first half, and with average project duration of 19 months.

Financial Communication Plan

Altran will host a conference call at 18h00 Central European Time today, Tuesday, July 23, to discuss its first half 2002 revenues.

To participate, please dial :

— From Europe : +33 1 5569 5734 or +44 (0)20 8240 8246

— From U.S.A. : +1 303 713 7888

approximately 15 minutes before the scheduled start of the call.

A replay of the conference call will be available by dialing :

— from Europe : +44 (0)20 8288 4459 and entering the passcode 355 202

— from U.S.A. : +1 703 736 7336 and entering the passcode 355 202

from Wednesday, July 24 through Friday, July 26.

Support materials that will be discussed during the conference call will also be available on our website : www.altran.net and entering the passcode : ALTRAN2307

Altran will disclose its full results for the first half 2002 on October 8.

To further improve communication, Altran is initiating a new communication plan:

— Goldman Sachs has been hired as an advisor;

— Conference calls will be systematically held to discuss quarterly revenues announcements and presentations will be organized on semi-annual and annual results announcements, starting today;

— Altran is inviting the financial community to attend a strategic presentation which will be held on September 18; such presentation will include a detailed review of Altran's activities and operations, its strategy going forward, and its development model both operationally and financially;

— Altran has launched an active search to hire dedicated Investor Relations staff.

About Altran

Altran is the European leader in technology and innovation consulting and generated over **€ 1.27** bn in revenues in 2001. Altran was created in 1982, and has been listed on the Paris Stock Exchange since 1987. Altran has been growing its EPS at an average of 32.8% per year since that time.

Investor Relations Contact

comfi@altran.net

This press release contains forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied include general economic conditions. The above-mentioned forward-looking statements express expectations or objectives for the future and are based on the opinions and the current assumptions of the management founded on the information and the project backlog as of this day.

Altran Technologies Annonce Son Chiffre d'Affaires Consolidé pour le Premier Semestre 2002

Paris, le 23 juillet 2002. — Altran Technologies (Coté au premier marché d'Euronext Paris: ALT.PA) a annoncé son chiffre d'affaires pour le premier semestre 2002, clos au 30 juin 2002.

Altran annonce une croissance de 25 % de son chiffre d'affaires au premier semestre 2002.

Cette croissance a été largement portée par les opérations hors de France, notamment en Allemagne, Suisse, Italie et Espagne.

L'intégration des activités internationales d'AD Little se déroule de manière rapide et efficace.

Altran confirme son profil de croissance durable nourrie par son modèle de développement, et selon l'évolution de l'environnement macro-économique, envisage une croissance de 25 % à 30 % de son chiffre d'affaires consolidé en année pleine 2002.

Altran annonce un nouveau plan de communication financière.

Chiffre d'affaires semestriel en hausse de 25 % ; Forte contribution des opérations internationales

Le chiffre d'affaires consolidé du premier semestre 2002 est de 721,5 millions d'euros, en progression de 25 % par rapport au chiffre d'affaires de 577 millions d'euros au premier semestre 2001. A périmètre constant, la hausse du chiffre d'affaires est de 8 %. Le chiffre d'affaires à périmètre constant exclut à la fois la contribution des sociétés acquises au cours de la période 2001-2002, et la contribution importante d'Altran à la croissance post-acquisition du chiffre d'affaires de ces sociétés.

La croissance du chiffre d'affaires sur le premier semestre 2002 reflète une forte croissance à l'extérieur de la France, particulièrement en Allemagne, Suisse, Italie, et Espagne, reflétant à la fois une bonne croissance interne et l'impact positif résultant de l'intégration des acquisitions récentes. Le tableau suivant résume les taux de croissance au cours du premier semestre 2002, comparé au premier semestre 2001 pour les principaux contributeurs :

Pays	Croissance Consolidée	Croissance à Périmètre Constant
Allemagne	+ 113 %	+ 42 %
Suisse	+ 58 %	+ 28 %
Italie	+ 51 %	+ 20 %
Espagne	+ 41 %	+ 22 %

Au total, le chiffre d'affaires des opérations internationales est en progression de 51 % sur le premier semestre (+ 13 % à périmètre constant). Altran réalise ainsi 52 % de son chiffre d'affaires hors de France sur le premier semestre, reflétant à la fois l'efficacité de sa stratégie de développement en dehors de son marché domestique et sa capacité à transférer son modèle de développement hors de France et à intégrer efficacement des consultants internationaux.

En France, la croissance est de 5 % sur le premier semestre (+ 4 % à périmètre constant), fortement impactée par l'effet négatif des ponts du mois de mai, particulièrement longs cette année, et des élections présidentielles et législatives. Altran estime l'impact de ces éléments non-récurrents sur le chiffre d'affaires du deuxième trimestre à environ 30 millions d'euros.

Altran a remporté un nombre de contrats importants au cours du premier semestre.

Acquisitions

La contribution des acquisitions du premier semestre 2002 sur le chiffre d'affaires consolidé s'élève à 53,7 millions d'euros, concernant essentiellement des activités acquises en dehors de France, notamment en Allemagne, en Espagne, en Suisse, et en Angleterre, dont la quasi-totalité au second trimestre.

Intégration des activités internationales d'AD Little

La principale acquisition de la période concerne certaines activités européennes et asiatiques d'AD Little, en partie consolidées à partir d'avril 2002. Les autres opérations sont amenées à être consolidées au fur et à mesure qu'Altran exercera son option d'acquérir les opérations qu'elle considèrera profitables. Altran a également acquis le droit d'utiliser la marque AD Little dans le monde entier.

L'intégration des opérations d'AD Little au sein d'Altran se déroule de manière rapide et efficace grâce aux efforts importants et à l'attention de l'équipe managériale d'Altran, de façon à débuter l'intégration effective de certaines de ces activités immédiatement au second trimestre 2002. L'acquisition et l'intégration de la plupart des opérations internationales d'AD Little devraient être achevées d'ici à la fin de l'année 2002. Cette acquisition représente une étape stratégique majeure pour Altran. Avec environ 1 000 employés, AD Little permet à Altran d'acquérir une marque prestigieuse, une remarquable complémentarité de l'offre, et des perspectives de croissance importantes, en particulier à travers la forte reconnaissance de la marque AD Little aux Etats-Unis.

Un modèle de développement résistant et à forte visibilité

Malgré un ralentissement de la conjoncture macro-économique, qui a particulièrement affecté la croissance de ses opérations en France, où Altran a un taux de pénétration plus élevé, le chiffre d'affaires réalisé par Altran au premier semestre confirme son profil de croissance, nourri par une bonne performance de ses opérations internationales et par son modèle de développement continu.

Malgré une année 2001 exceptionnelle, présentant un chiffre d'affaires en croissance de 42 %, donnant une base de comparaison particulièrement élevée, Altran s'attend à réaliser une croissance de son chiffre d'affaires consolidé comprise entre 25 % et 30 % sur l'année pleine 2002, selon l'environnement macro-économique, sauf en cas de détérioration significative des conditions économiques. Le modèle de développement d'Altran donne une visibilité importante, avec 80 % du chiffre d'affaires estimé de l'année typiquement en portefeuille dés la fin du premier semestre, et une durée moyenne des projets de 19 mois.

Plan de communication financière

Afin de commenter son chiffre d'affaires du premier semestre, Altran tiendra une conférence téléphonique à 18h00, heure centrale européenne, aujourd'hui, le 23 juillet.

Pour rejoindre cette conférence téléphonique, veuillez composer :

— En appelant d'Europe : le +33 1 5569 5734 ou le +44 (0)20 8240 8246

— En appelant des Etats-Unis : le +1 303 713 7888

environ 15 minutes avant le début programmé de la conférence.

Une rediffusion de cette conférence sera disponible du mercredi 24 juillet au vendredi 26 juillet en composant :

— A partir de l'Europe : le +44 (0)20 8288 4459 avec le mot de passe 355 202,

— A partir des Etats-Unis : le +1 703 736 7336 avec le mot de passe 355 202.

Une présentation servant de support à cette conférence téléphonique sera aussi disponible sur notre site web : www.altran.net, mot de passe : ALTRAN2307

Altran annoncera ses résultats semestriels complets le 8 octobre 2002.

Pour continuer à améliorer sa communication, Altran initie de plus un nouveau plan de communication financière

— Goldman Sachs a été engagé en tant que conseil ;

— Des conférences téléphoniques seront systématiquement organisées à l'annonce des chiffres d'affaires trimestriels, et des présentations seront organisées pour l'annonce des résultats semestriels et annuels ;

— Altran invite la communauté financière à assister à une présentation stratégique qui se tiendra le 18 septembre, au cours de laquelle Altran détaillera ses activités et opérations, sa stratégie, et son modèle de développement opérationnel et financier ;

— Altran cherche activement à recruter un professionnel dédié à sa communication financière.

A propos d'Altran

Altran, leader européen du conseil en technologie et en innovation, a réalisé plus de 1,27 milliards d'euros de chiffre d'affaires en 2001. Créée en 1982, Altran est cotée sur le premier marché d'Euronext Paris. Altran a fait croître son bénéfice net par action de 32,8 % en moyenne par an depuis son introduction en bourse en 1987.

Contact Communication Financière

comfi@altran.net

Ce communiqué de presse contient des éléments de prévision, dont la réalisation est sujette à certains risques et incertitudes. Une évolution différente des conditions économiques générales pourrait avoir pour conséquence une différence notable dans la réalisation de ces éléments de prévision. Les éléments de projections mentionnés dans ce communiqué sont basés sur les opinions et les hypothèses courantes du management fondées sur l'information et les projets présents en portefeuille à ce jour.

File N°. 82-5164

FINANCIAL RELEASE

EXHIBIT 2

ALTRAN
TECHNOLOGIES

LEADER EUROPEEN DU CONSEIL EN INNOVATION

ALTRAN DÉPASSE TOUTES LES PRÉVISIONS
RÉSULTAT NET CONSOLIDÉ 2001 : + 44 %
TRÈS FORTE PROGRESSION DE LA CAPACITÉ D'AUTOFINANCEMENT : + 49 %

ALTRAN a réalisé au 31 décembre 2001 un **résultat** net consolidé, avant amortissement des survaleurs, de **134,3 M€**, en **progression** de **44,2 %**. Cette progression est supérieure à la croissance du chiffre d'affaires qui est de 42 % à 1 278 M€.

La **marge** nette, avant amortissement des survaleurs, atteint **10,5 % du chiffre d'affaires**, il est à noter que ce taux représente le meilleur taux des six dernières années.

Le **résultat d'exploitation** de l'exercice 2001 est de 233,6 M€ en augmentation de 42 % et représente **18,3 % du chiffre d'affaires**.

Le résultat net après amortissement des survaleurs est de 121 M€.

Sur deux ans, entre 1999 et 2001, le chiffre d'affaires a ainsi été multiplié par **2,07**, le résultat d'exploitation par **2,07**, le résultat net consolidé avant amortissement des survaleurs par **2,14**, et le résultat net part du groupe par **2,12**.

Capacités de financement

La capacité d'autofinancement (cash flow) progresse de **49 %**, passant de 99,6 M€ en 2000 à 148,5 M€ en 2001.

La variation du besoin en fonds de roulement s'améliore, elle passe de 91,4 M€ en 2000 à 4,1 M€ en 2001.

Le flux net de trésorerie généré par l'activité (free cashflow) est passé de 7,6 M€ en 2000 à 145 M€ en 2001.

Le flux net de trésorerie après investissements de l'exercice est positif (12 M€) et prouve la capacité d'ALTRAN sur 2001 à autofinancer ses investissements et en particulier l'ensemble des acquisitions.

Le ratio d'endettement financier net sur fonds propres ("Gearing") passe de 81 % en 2000 à 57,4 % en 2001.

Perspectives 2002

Sur la base des contrats en cours et des nouvelles parts de marché, ALTRAN prévoit en 2002 une croissance d'au moins 30 % du chiffre d'affaires et du résultat. Cette visibilité n'intègre pas une éventuelle amélioration de la conjoncture.

En 2002 le chiffre d'affaires hors France représentera 50 % du chiffre d'affaires total.

Audit en cours

Euroclear : 3463 | Bloomberg : ALT FP | Reuters : ALTR.PA | NASDAQ : ALTKF

Site Web : www.altran.net | E-mail : comfi@altran.net

April 10th 2002



ALTRAN TECHNOLOGIES

LEADER EUROPEEN DU CONSEIL EN INNOVATION

PREMIER TRIMESTRE 2002
PROGRESSION DE 31 % DU CHIFFRE D'AFFAIRES CONSOLIDE
ALTRAN CONFIRME SES OBJECTIFS

- Après une année 2001 exceptionnelle,
- Après une croissance du premier trimestre 2001 l'une des plus fortes des dix dernières années, créant une base de comparaison particulièrement élevée,

le **chiffre d'affaires consolidé du 1er trimestre** 2002 est de **352 M€**, en croissance de **30,9 %** par rapport au 1er trimestre 2001.

Le chiffre d'affaires du 1er trimestre 2002 des **filiales hors France** est de **166 M€**, il représente 47,2 % du chiffre d'affaires consolidé du groupe.

En 2002 le pourcentage du chiffre d'affaires hors France dépassera l'objectif de 50 % du chiffre d'affaires total.

ALTRAN maintient ses objectifs pour 2002, de 30 % de croissance du chiffre d'affaires et du résultat.

ALTRAN s'est vu attribuer la marque Arthur D. Little au plan mondial et la possibilité d'acheter tout ou partie des activités rentables non américaines d'Arthur D. Little dans le respect de ses critères et modalités habituels.

Euroclear : 3463 Bloomberg : ALT FP Reuters : ALTR.PA NASDAQ : ALTKF

Site Web : www.altran.net E-mail : comfi@altran.net

May 15th 2002



ALTRAN TECHNOLOGIES

LEADER EUROPEEN DU CONSEIL EN INNOVATION

ALTRAN TECHNOLOGIES ANNONCE SON CHIFFRE D'AFFAIRES CONSOLIDÉ POUR LE PREMIER SEMESTRE 2002

Altran Technologies (coté au premier marché d'Euronext Paris ; ALT.PA) a annoncé son chiffre d'affaires pour le premier semestre 2002, clos au 30 juin 2002.

Altran annonce une croissance de 25 % de son chiffre d'affaires au premier semestre 2002.
Cette croissance a été largement portée par les opérations hors de France, notamment en Allemagne, Suisse, Italie et Espagne.
L'intégration des activités internationales d'AD Little se déroule de manière rapide et efficace.
Altran confirme son profil de croissance durable nourrie par son modèle de développement, et selon l'évolution de l'environnement macro-économique, envisage une croissance de 25 % à 30 % de son chiffre d'affaires consolidé en année pleine 2002.
Altran annonce un nouveau plan de communication financière.

Chiffre d'affaires semestriel en hausse de 25 % ; forte contribution des opérations internationales

Le chiffre d'affaires consolidé du premier semestre 2002 est de 721,5 millions d'euros, en progression de 25 % par rapport au chiffre d'affaires de 577 millions d'euros au premier semestre 2001. A périmètre constant, la hausse du chiffre d'affaires est de 8 %. Le chiffre d'affaires à périmètre constant exclut à la fois la contribution des sociétés acquises au cours de la période 2001-2002 et la contribution importante d'Altran à la croissance post-acquisition du chiffre d'affaires des ces sociétés.

La croissance du chiffre d'affaires sur le premier semestre 2002 reflète une forte croissance à l'extérieur de la France, particulièrement en Allemagne, Suisse, Italie et Espagne, reflétant à la fois une bonne croissance interne et l'impact positif résultant de l'intégration des acquisitions récentes. Le tableau suivant résume les taux de croissance au cours du premier semestre 2002, comparé au premier semestre 2001 pour les principaux contributeurs :

Pays	Croissance consolidée	Croissance à périmètre constant
Allemagne	+ 113 %	+ 42 %
Suisse	+ 58 %	+ 28 %
Italie	+ 51 %	+ 20 %
Espagne	+ 41 %	+ 22 %

Au total, le chiffre d'affaires des opérations internationales est en progression de 51 % sur le premier semestre (+ 13 % à périmètre constant). Altran réalise ainsi 52 % de son chiffre d'affaires hors de France sur le premier semestre, reflétant à la fois l'efficacité de sa stratégie de développement en dehors de son marché domestique et sa capacité à transférer son modèle de développement hors de France et à intégrer efficacement des consultants internationaux.

En France, la croissance est de 5 % sur le premier semestre (+ 4 % à périmètre constant), fortement impactée par l'effet négatif des ponts du mois de mai, particulièrement longs cette année, et des élections présidentielles et législatives. Altran estime l'impact de ces éléments non-récurrents sur le chiffre d'affaires du deuxième trimestre à environ 30 millions d'euros.

Altran a remporté un nombre de contrats importants au cours du premier semestre.

Acquisitions

La contribution des acquisitions du premier semestre 2002 sur le chiffre d'affaires consolidé s'élève à 53,7 millions d'euros, concernant essentiellement des activités acquises en dehors de France, notamment en Allemagne, en Espagne, en Suisse et en Angleterre, dont la quasi-totalité au second trimestre.

Intégration des activités internationales d'AD Little

La principale acquisition de la période concerne certaines activités européennes et asiatiques d'AD Little, en partie consolidées à partir d'avril 2002. Les autres opérations sont amenées à être consolidées au fur et à mesure qu'Altran exercera son option d'acquérir les opérations qu'elle considèrera profitables. Altran a également acquis le droit d'utiliser la marque AD Little dans le monde entier.

L'intégration des opérations d'AD Little au sein d'Altran se déroule de manière rapide et efficace grâce aux efforts importants et à l'attention de l'équipe managériale d'Altran, de façon à débuter l'intégration effective de certaines de ces activités immédiatement au second trimestre 2002. L'acquisition et l'intégration de la plupart des opérations internationales d'AD Little devraient être achevées d'ici à la fin de l'année 2002. Cette acquisition représente une étape stratégique majeure pour Altran. Avec environ 1 000 employés, AD Little permet à Altran d'acquérir une marque prestigieuse, une remarquable complémentarité de l'offre, et des perspectives de croissance importantes, en particulier à travers la forte reconnaissance de la marque AD Little aux Etats-Unis.

Un modèle de développement résistant et à forte visibilité

Malgré un ralentissement de la conjoncture macro-économique, qui a particulièrement affecté la croissance de ses opérations en France, où Altran a un taux de pénétration plus élevé, le chiffre d'affaires réalisé par Altran au premier semestre confirme son profil de croissance, nourri par une bonne performance de ses opérations internationales et par son modèle de développement continu.

Malgré une année 2001 exceptionnelle, présentant un chiffre d'affaires en croissance de 42 %, donnant une base de comparaison particulièrement élevée, Altran s'attend à réaliser une croissance de son chiffre d'affaires consolidé comprise entre 25 % et 30 % sur l'année pleine 2002, selon l'environnement macro-économique, sauf en cas de détérioration significative des conditions économiques. Le modèle de développement d'Altran donne une visibilité importante, avec 80 % du chiffre d'affaires estimé de l'année typiquement en portefeuille dès la fin du premier semestre, et une durée moyenne des projets de 19 mois.

Plan de communication financière

Altran annoncera ses résultats semestriels complets le 8 octobre 2002.

Pour continuer à améliorer sa communication, Altran initie de plus un nouveau plan de communication financière :

- Goldman Sachs a été engagé en tant que conseil ;
- Des conférences téléphoniques seront systématiquement organisées à l'annonce des chiffres d'affaires trimestriels et des présentations seront organisées pour l'annonce des résultats semestriels et annuels ;
- Altran invite la communauté financière à assister à une présentation stratégique qui se tiendra le 18 septembre, au cours de laquelle Altran détaillera ses activités et opérations, sa stratégie et son modèle de développement opérationnel et financier ;
- Altran cherche activement à recruter un professionnel dédié à sa communication financière.

A propos d'Altran

Altran, leader européen du conseil en technologie et en innovation, a réalisé plus de 1,27 milliards d'euros de chiffre d'affaires en 2001. Créée en 1982, Altran est cotée sur le premier marché d'Euronext Paris. Altran a fait croître son bénéfice net par action de 32,8 % en moyenne par an depuis son introduction en bourse en 1987.

Contact Communication Financière : comfi@altran.net

Ce communiqué de presse contient des éléments de prévision, dont la réalisation est sujette à certains risques et incertitudes. Une évolution différente des conditions économiques générales pourrait avoir pour conséquence une différence notable dans la réalisation de ces éléments de prévision. Les éléments de projections mentionnés dans ce communiqué sont basés sur les opinions et les hypothèses courantes du management fondées sur l'information et les projets présents en portefeuille à ce jour.

Euroclear : 3463 | **Bloomberg : ALT FP** | **Reuters : ALTR.PA** | **NASDAQ : ALTKF**

Site Web : www.altran.net | **E-mail : comfi@altran.net**

File N°. 82-5164

FINANCIAL RELEASE

"LETTER TO SHAREHOLDERS"

EXHIBIT 3

letter to shareholders

ALTRAN, European leader of innovation consulting

Vol. 4

02 AUG -8 AM 10:34

ALTRAN confirms its objectives

First quarter 2002 :
31 % increase in consolidated revenue

After an exceptional year 2001,

after a growth for the first quarter 2001 among the strongest over the last ten years, creating a particularly high basis of comparison,

the consolidated revenue for the 1st quarter 2002 is **352 M€**, an increase of **30,9 %** compared with the 1st quarter 2001.

The revenue for the 1st quarter 2002 of the **subsidiaries outside of France** is **166 M€** ; this represents **47,2 %** of group consolidated revenue.

In 2002 the percentage of revenue outside of France will surpass the objective of **50 %** of total revenues.

ALTRAN maintains its objectives for 2002, which are 30 % growth in revenue and profits.

ALTRAN has become the exclusive owner of the Arthur D. Little brand and trademark worldwide and has the possibility to acquire all or part of the profitable non-USA activities of Arthur D. Little in accordance with its usual criteria and procedures.

ALTRAN TECHNOLOGIES

Comments

Michel FRIEDLANDER, CEO(*), has said :

"The growth of 30,9 % that we have achieved for the first quarter is a very good performance for two reasons: a) the economic environment is not favorable, and b) this first quarter 2002 is compared with a first quarter 2001 that had exceptional growth (amongst the highest over the last ten years)."

(*) The executive management of the Group is ensured by two CEO: Michel FRIEDLANDER and Frédéric BONAN.

New projects

- PHARMACEUTICS/COSMETICS:

Within the framework of a strategic program concerning the slowing down of aging, transfer of medical scanning technologies, to the systematic analysis of the effects of major components.



- ENERGY:

Within the framework of a program for new generations of thermal production centers, the development and putting into action of new technologies in accordance with the latest environmental standards.

- AUTOMOBILE:

Within the framework of industrial combining of automobile manufacturers, conception and coordination of a common platform program for the launching of new vehicles, and optimizing production sites.

- ENERGY:

For a world-wide petrol group, conception and development of new methods of extraction of bituminous sand. These new methods allow access to new sources amongst the most important in the world.



- SPACE:

Study, development and refining of technologies for plasma propulsion, applied to future non-military satellite programs.

Acquisition and Integration Strategy

ALTRAN will continue, in the years to come, to manage its acquisition strategy keeping in mind the interests of its shareholders.

The acquisitions, by the way they are integrated, are, for the shareholder, a guaranteed high rate of return on investment.



In fact, the directors and managers of ALTRAN implicated in "coaching", apply their know-how as much to their own company or business-unit, as to the subsidiaries having recently joined the ALTRAN group.
They ensure the integration of these subsidiaries by transmitting their energy, methods, tools, and the whole of the know-how which generates the performance of ALTRAN, and allow these companies to very rapidly reach the global level of the group.

This strategy will concern in priority Arthur D. Little during 2002.

Thus, within ALTRAN, no distinction is made, on the operational level, between growth called "internal" and growth labeled "external": same methods, same players.

Objectives for the future

For 2005, the objective of ALTRAN is to become the world leader of consulting in innovation, with 40 000 persons. The European market alone would suffice for ALTRAN to reach this objective.

Moreover, ALTRAN is certain to have within its reach an **open world market.**

ALTRAN in a few words

ALTRAN, created in 1982, is the European leader of Innovation Consulting.

ALTRAN has been listed on the stock exchange since 1987.

Since its listing on the stock exchange, ALTRAN has had an average growth of its earnings per share (after amortization of goodwill) of: 32,8 % per year.

ALTRAN has over 15 000 consultants, based in 14 countries.

Declared by Frédéric BONAN:

"The advantages of this operation are:

• A new brand, prestigious and well-known throughout the entire world (USA, Europe, Asia, Latin America)

• A remarkable complementarity of services offered, as much geographically, as by sector, scientifically and technically (the anglo-saxon world having always underlined that Arthur D. Little was the only company showing a true similarity with ALTRAN in terms of businesses).



• An exceptional source of consultants and managers with worldwide stature.

In summary, Arthur D. Little represents an extraordinary growth potential, and particularly within the USA".

The most dynamic ALTRAN expertise for the first quarter

In line with 2001, the most dynamic expertise of this quarter have been:

• consulting in quality, methodology, organization, strategy,
• safety, reliability, security, risk evaluation,
• technology watch,
• automation, process,
• physical sciences.

ALTRAN TECHNOLOGIES

Client Dependency

No single client represents more than 3% of our revenues.

The cumulative revenue for the 10 largest clients does not exceed 20 % of total revenues.
These 10 largest clients are in 5 different countries and only 3 are French.

Concerning ARTHUR D. LITTLE

ALTRAN has brought its support to a MBO (Management Buyout) of the non-USA activities of the Arthur D. Little group (including the well-known Cambridge Consultants Ltd. in England).



These activities are primarily European, the majority in northern Europe.
They also concern Latin America and Asia.
They represent in total around 1000 persons.

ALTRAN has been attributed the Arthur D. Little trademark worldwide.

ALTRAN has the possibility to acquire all or part of the profitable activities concerned by the MBO, in accordance with its usual criteria and procedures.

Arthur D. Little, a firm existing for 116 years, was the first spin-off from the famous Massachusetts Institute of Technology (MIT).

ALTRAN is already involved in the fields of activity covered by Arthur D. Little, notably strategic consulting and management consulting, which concerns over 2000 consultants within ALTRAN.

AS SAID BY KEY SENIOR EXECUTIVES OF ARTHUR D. LITTLE INVOLVED IN THE MBO:

"The synergies with ALTRAN are based on:

- Complementary competencies, service offerings, and client portfolios,
- ALTRAN'S specific growth model and proven performance management,
- Focus on clients, as well as respect for individuals and local cultures".

ALTRAN'S activity groups together 4 types of consulting:

1 - **Consulting in innovation for products and manufacturing processes**
(using a large variety of technical skills, the most important being the physical sciences),

2 - **Consulting in innovation strategy and in industrial strategy**
(evaluation and choice of technological possibilities, before investment),

3 - **Consulting in the management of innovation**
(economic models, search for investors, audits of the technological property and know-how of companies),

4 - **Consulting in management R&D**
(consulting in innovation in management).

ALTRAN is capable of performing projects for clients, within all stages of the lifecycle of a product:

- strategy,
- financing,
- response to tenders,
- fundamental key research,
- applied research and development,
- preparation of industrialization,
- production,
- after-sales activities.

ALTRAN with more than 500 clients in 40 countries, is already and henceforth an indisputable global player.

The shares of the company are listed on the primary market of Euronext Paris (Sicovam code: 3643).
ALTRAN is listed on the Nasdaq in the form of an ADR level 1 (code ALTKF).

Web site

For more information, consult our web site at the address: **www.altran.net**

The above mentioned assertions which are not of a historical nature but rather express expectations or objectives for the future, including but not limited to information regarding the revenue and the profitability for the year 2002 are assertions regarding the company's projections for the future, reflecting the opinions and the current assumptions of the management based upon the information and project backlog as of the date of this press release.

Mai 2002

La lettre aux actionnaires

ALTRAN, leader européen du Conseil en Innovation

N° 4

ALTRAN confirme ses objectifs

Premier trimestre 2002 :
progression de 31 % du chiffre d'affaires consolidé

Après une année 2001 exceptionnelle,

après une croissance du premier trimestre 2001 l'une des plus fortes des dix dernières années, créant une base de comparaison particulièrement élevée,

le chiffre d'affaires consolidé du 1er trimestre 2002 est de **352 M€**, en croissance de **30,9 %** par rapport au 1er trimestre 2001.

Le chiffre d'affaires du 1er trimestre 2002 des filiales hors France est de **166 M€**, il représente **47,2 %** du chiffre d'affaires consolidé du groupe.

En 2002 le pourcentage du chiffre d'affaires hors France dépassera l'objectif de **50 %** du chiffre d'affaires total.

ALTRAN maintient ses objectifs pour 2002, de 30 % de croissance du chiffre d'affaires et du résultat.

ALTRAN s'est vu attribuer la marque Arthur D. Little au plan mondial et la possibilité d'acheter tout ou partie des activités rentables non américaines d'Arthur D. Little dans le respect de ses critères et modalités habituels.

ALTRAN

Commentaires

Michel FRIEDLANDER, Directeur Général(*), a déclaré :

"La croissance de 30,9 % que nous venons de réaliser au premier trimestre est une très bonne performance pour deux raisons : d'une part, le contexte économique n'est pas favorable, et d'autre part, ce premier trimestre 2002 est comparé à un premier trimestre 2001 en croissance exceptionnelle (une des plus élevées des dix dernières années)."

(*) La direction exécutive du Groupe est assurée par deux Directeurs Généraux : Michel FRIEDLANDER et Frédéric BONAN.

Nouveaux projets



• PHARMACO-COSMÉTOLOGIE :
Dans le cadre d'un programme stratégique sur le ralentissement du vieillissement, transfert des technologies d'imagerie médicale numérique, à l'analyse systématique des effets des principes actifs.

• ENERGIE :
Dans le cadre d'un programme de nouvelles générations de centrales thermiques, ingénierie et mise en œuvre des nouvelles technologies permettant de satisfaire aux dernières normes environnementales.

• AUTOMOBILE :
Dans le cadre de rapprochements industriels entre constructeurs automobiles, conception et coordination d'un programme de plateforme commune pour le lancement de nouveaux véhicules, et optimisation des sites de production.

• ENERGIE :
Pour un groupe pétrolier mondial, conception et développement de nouvelles méthodes d'extraction de sables bitumeux. Ces nouvelles méthodes donnent accès à de nouveaux gisements parmi les plus importants du monde.



• SPATIAL :
Etude, développement et mise au point des technologies de propulsion à plasma, appliquées aux futurs programmes de satellites civils.

Politique d'acquisitions et d'intégration

ALTRAN continuera, dans les années qui viennent, à gérer sa politique d'acquisitions dans le souci des intérêts de ses actionnaires.

Les acquisitions, par leur mode d'intégration, sont, pour l'actionnaire, une garantie de retour élevé sur investissement.



En effet, les dirigeants et managers d'ALTRAN impliqués dans des activités de "coaching", appliquent leur savoir-faire aussi bien à leur propre société ou business-unit, qu'aux filiales récemment entrées dans le périmètre d'ALTRAN.
Ils assurent l'intégration de ces filiales en leur transmettant l'énergie, les méthodes, les outils, l'ensemble des savoir-faire qui génèrent les performances d'ALTRAN, et permettent à ces sociétés d'atteindre très rapidement le niveau global du groupe.

Cette politique concernera en priorité Arthur D. Little en 2002.

Ainsi, chez ALTRAN, aucune distinction n'est faite, sur le plan opérationnel, entre croissance dite "interne" et croissance dite "externe" : mêmes méthodes, mêmes acteurs.

Objectifs pour le futur

Pour 2005, *l'objectif d'ALTRAN est de devenir le leader mondial du conseil en innovation, avec 40 000 personnes.*
Le seul marché européen suffirait à ALTRAN pour atteindre cet objectif.

De plus, ALTRAN a la certitude d'avoir à portée de mains un **marché mondial ouvert.**

ALTRAN en quelques mots

ALTRAN, créé en 1982, est le leader européen du conseil en innovation.

ALTRAN est coté en bourse depuis 1987.

Depuis sa cotation en bourse, ALTRAN affiche une croissance moyenne de son bénéfice par action (après amortissement des survaleurs) de 32,8 % par an.

ALTRAN regroupe plus de 15 000 consultants, basés dans 14 pays.

DÉCLARATION DE FRÉDÉRIC BONAN :

"Les avantages de cette opération sont :

- Une nouvelle marque, prestigieuse et fortement reconnue dans le monde entier (USA, Europe, Asie, Amérique latine)



- Une remarquable complémentarité de l'offre, tant au niveau géographique, sectoriel que scientifique et technique (le monde anglo-saxon ayant toujours souligné qu'Arthur D. Little était la seule société présentant une réelle similitude avec ALTRAN en terme de métiers)

- Un vivier exceptionnel de consultants et de managers de stature mondiale

En synthèse, Arthur D. Little représente un potentiel de développement mondial extraordinaire, et plus particulièrement aux USA."

Spécialités les plus dynamiques pour ALTRAN au premier trimestre

Dans la lignée de 2001,
les spécialités les plus dynamiques ce trimestre ont été :

- conseil en qualité, méthodologie, organisation, stratégie,
- sûreté de fonctionnement, fiabilité, sécurité, études de risques,
- veille technologique,
- automatique, process,
- sciences physiques.

Taux de dépendance clients

Aucun client d'ALTRAN ne dépasse 3 % du chiffre d'affaires total.

Le chiffre d'affaires cumulé des 10 plus gros clients ne dépasse pas 20 % du chiffre d'affaires total.
Ces 10 plus gros clients sont répartis dans 5 pays différents, et seulement 3 sont français.

A propos d'ARTHUR D. LITTLE

ALTRAN a apporté son appui à un MBO (Rachat de l'Entreprise par les Salariés) des activités non-américaines du groupe Arthur D. Little (dont la célèbre Cambridge Consultants Ltd en Angleterre).



Ces activités sont principalement européennes, et majoritairement en Europe du nord.
Elles concernent aussi l'Amérique latine et l'Asie.
Elles représentent au total environ 1000 personnes.

ALTRAN s'est vu attribuer la marque Arthur D. Little au plan mondial.

ALTRAN a la possibilité d'acheter tout ou partie des activités rentables concernées par le MBO, dans le respect de ses critères et modalités habituels.

Arthur D. Little, 116 ans d'existence, a été la première Société issue du célèbre Massachussets Institute of Technology (MIT).

ALTRAN intervient déjà dans les domaines d'activités couverts par Arthur D. Little, notamment le conseil en stratégie et le conseil en management, qui concernent plus de 2000 consultants chez ALTRAN.

DÉCLARATION DES "KEY SENIOR EXECUTIVES" D'ARTHUR D. LITTLE CONCERNÉS PAR LE MBO :

"Les synergies avec ALTRAN sont basées sur :
- la complémentarité des compétences, de l'offre de services, et des portefeuilles clients,
- la dynamique de croissance d'ALTRAN et sa capacité prouvée à rester performante,
- un centrage sur les clients, ainsi que le respect des individus et des cultures locales".

L'activité d'ALTRAN regroupe 4 types de métiers :

1 - **le conseil en innovation de produits et de process de fabrication**
(mise en œuvre d'un ensemble très large de spécialités techniques, la plus importante étant les sciences physiques),

2 - **le conseil en stratégie de l'innovation et en stratégie industrielle**
(évaluation et choix de filières technologiques, avant investissements),

3 - **le conseil en management de l'innovation**
(modèles économiques, recherche d'investisseurs, audits de patrimoine technologique d'entreprises),

4 - **le conseil en R&D managériale**
(conseil en innovation dans le management).

ALTRAN apporte ses compétences à ses clients, dans toutes les étapes du cycle de vie d'un produit :

- stratégie,
- financement,
- réponses à appels d'offres,
- recherche fondamentale,
- recherche appliquée et développement,
- préparation de l'industrialisation,
- production,
- activités après-vente.

ALTRAN, avec des projets menés dans 40 pays, est d'ores et déjà un acteur mondial incontournable.

Les actions de la société sont cotées au Premier Marché d'Euronext Paris (code Sicovam : 3463)
ALTRAN est listé au Nasdaq sous forme d'ADR niveau 1 (code ALTKF).

Site web

Pour plus d'informations, consulter notre site internet, à l'adresse : **www.altran.net**

Les déclarations indiquées ci-dessus qui ne sont pas de nature historiques mais qui expriment des attentes ou des objectifs pour le futur, y compris mais pas seulement des déclarations concernant le chiffre d'affaires et la rentabilité pour l'année 2002 sont des déclarations relatives aux perspectives d'avenir de la Société, fondées sur les avis et hypothèses actuelles du management sur la base des informations et du carnet de commandes au jour du communiqué.

File N°. 82-5164

FINANCIAL RELEASE

"B A L O"

EXHIBIT 4

BALO
BULLETIN DES
ANNONCES LÉGALES OBLIGATOIRES
ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

L'État n'est en aucune façon garant des insertions

DIRECTION DES JOURNAUX OFFICIELS
26, rue Desaix, 75727 PARIS CEDEX 15

JOURNAUX OFFICIELS

TÉLÉPHONES :
STANDARD 01-40-58-75-00
ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES .. 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

ÉMISSIONS ET COTATIONS

CONVOCATIONS

AUTRES OPÉRATIONS

PUBLICATIONS PÉRIODIQUES

AVIS DIVERS

BULLETIN OFFICIEL DU CONSEIL DES MARCHÉS FINANCIERS

(Voir sommaire en pages intérieures)

Le numéro : 0,69 €
Abonnement. - Un an *(décret n° 2001-955 du 19 octobre 2001)* :
France et outre-mer : 186,50 € (86,30 € + 100,20 € de frais de port) - **Etranger :** 275,30 € (86,30 € + 189,00 € de frais de port)
Tout paiement à la commande facilitera son exécution

(En K€)	Engagements donnés	Engagements reçus	Engagements réciproques
Crédit-bail non retraités			1 074
Location de biens immobiliers			8 918
Location de biens mobiliers à nos fournisseurs			19 210
Autres engagements (1)	2 163		1 295
Total	3 840	19 047	30 497

(1) Composition :

Effets escomptés non échus .... 2 163 K€
Commandes d'immobilisations .... 1 295 K€
Dettes garanties par des sûretés réelles .... Néant

Instruments sur devises : Compte-tenu de son implantation dans la plupart des pays de la zone euro, l'exposition du groupe au risque de change est limitée. Au 31 décembre 2001, le groupe ne dispose pas de couvertures en cours sur les devises.

Instruments de taux : Les couvertures sont réalisées au moyen d'instruments financiers dérivés avec des contreparties bancaires de premier rang sur le marché français. Les instruments mis en place ont pour objet principal de limiter par un plafond financier la dette à taux variable du groupe.

Cap (taux plafond garanti de 4,2 % à 5,6 % sur nominal 19 804 K€), valeur de marché des caps au 31 décembre 2001 : 32 K€.

VII. — **Rapport des commissaires aux comptes sur les comptes consolidés.**

Mesdames, Messieurs,

En exécution de la mission qui nous a été confiée par l'assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Algeco S.A., établis en euros, relatifs à l'exercice clos le 31 décembre 2001, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes de la profession applicables en France : ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés, établis conformément aux principes comptables généralement admis en France, conformément au règlement C.R.C. nº 99-02, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note relative au changement de méthode comptable mentionné dans l'annexe (rubrique « Principaux événements de l'exercice »). L'application de la méthode préférentielle dite « A l'avancement » n'a pas eu d'impact significatif comme le montre le chiffrage donné dans la note relative de ce changement de méthode.

Par ailleurs, nous avons procédé à la vérification des informations relatives au groupe données dans le rapport de gestion, et en particulier, de celles relatives au changement de méthode sus-mentionné (aucune information, car impact non significatif). Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Charnay-lès-Macôn et à Paris, le 10 avril 2002.

Les commissaires aux comptes :

Auditis S.A. :
MICHEL RAVE ;

Coopers et Lybrand Audit :
Membre de PricewaterhouseCooper :
CHRISTIAN MARTIN.

16620

ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 858 201 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.

Chiffre d'affaires.
(En euros.)

	2001	2000
1º) Groupe consolidé :		
Premier trimestre	269 000	181 009
Deuxième trimestre	307 900	213 983
Troisième trimestre	307 200	225 930
Quatrième trimestre	394 508	279 221
Total	1 278 608	900 143
2º) Société mère :		
Premier trimestre	52 935	34 905
Deuxième trimestre	58 298	48 921
Troisième trimestre	50 648	41 895
Quatrième trimestre	69 821	54 440
Total	231 702	180 161

Altran a réalisé au 31 décembre 2001 un chiffre d'affaires annuel consolidé de 1 278 M€, en progression de 42 % par rapport à l'année précédente. En deux ans, de 1999 à 2001, le chiffre d'affaires a plus que doublé (+ 108 %).

16976

COMPAGNIE INTERNATIONALE ANDRE TRIGANO (C.I.A.T.)

Société anonyme au capital de 3 422 396,59 €.
Siège social : 111/113, rue de Reuilly, 75012 Paris.
732 067 954 R.C.S. Paris (73 B 6765).

I. — Les comptes annuels sociaux et consolidés arrêtés au 30 septembre 2001, publiés au *Bulletin des Annonces légales obligatoires* du 30 janvier 2002, pages 529 à 538, ont été approuvés sans modification par l'assemblée générale mixte du 26 mars 2002.

II. — **Attestations des commissaires aux comptes.**

a) Extrait du rapport général sur les comptes sociaux.

I. Opinion sur les comptes annuels. — « Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels établis selon les principes comptables français sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice. »

II. Vérification et informations spécifiques. — « Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi nous nous sommes assurés que les diverses informations relatives à l'identité des détenteurs du capital, vous ont été communiquées dans le rapport de gestion. »

b) Rapport sur les comptes consolidés.

En exécution de la mission qui nous a été confiée par vos assemblées générales, nous avons procédé au contrôle des comptes consolidés de la société Compagnie Internationale André Trigano, relatifs à l'exercice clos le 30 septembre 2001, établis en euros, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés établis selon les principes comptables français sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé, à la vérification des informations données dans le rapport sur la gestion du groupe conformément aux normes professionnelles applicables en France. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Paris, le 28 février 2002.

Les commissaires aux comptes :

Sereg :
JEAN-MARIE TOUZET ;

Cogerco-Flipo,
Membre de Deloitte Touche Tohmatsu :
FRANCIS PONS.

16903

BULLETIN DES
ANNONCES LÉGALES OBLIGATOIRES
ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

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DIRECTION DES JOURNAUX OFFICIELS
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TÉLÉPHONES :
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ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES .. 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

Pages

Atos Origin 16976
France Télécom 16977

CERTIFICATS D'INVESTISSEMENT

Pages

Caisse régionale de crédit agricole mutuel Nord de France 16978

BONS, OBLIGATIONS ET AUTRES TITRES

Pages

Crédit industriel et commercial 16979

VALEURS ÉTRANGÈRES

BONS D'OPTIONS SUR TITRES ET SUR INDICES

Pages

SGA Société Générale Acceptance N.V. 16980

Le numéro : 0,69 €
Abonnement. - Un an *(décret n° 2001-955 du 19 octobre 2001)* :
France et outre-mer : 186,50 € (86,30 € + 100,20 € de frais de port) - **Etranger :** 275,30 € (86,30 € + 189,00 € de frais de port)
Tout paiement à la commande facilitera son exécution

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 858 201 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.
Exercice social : du 1er janvier au 31 décembre.

Documents comptables annuels non certifiés.

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2001.
(En milliers d'euros.)

Actif	31/12/01 Brut	31/12/01 Amort. et prov.	31/12/01 Net	31/12/00 Net
Actif immobilisé	142 772	6 111	136 661	92 202
Immobilisations incorporelles				
Brevets, licences, marques	1 511	1 018	493	339
Immobilisations incorporelles en cours	259		259	
Immobilisations corporelles				
Autres immobilisations corporelles	14 424	5 093	9 331	8 263
Immobilisations corporelles en cours	241		241	108
Immobilisations financières				
Participations et créances rattachées	123 017		123 017	80 807
Prêts et autres immobilisations financières	3 320		3 320	2 685
Actif circulant	621 390	311	621 079	547 775
Clients et comptes rattachés	84 963	269	84 694	86 803
Autres créances	331 889	42	331 847	294 564
Disponibilités et valeurs mobilières de placement	204 538		204 538	166 408
Comptes de régularisation	4 634		4 634	6 748
Charges constatées d'avance	122		122	170
Charges à répartir	3 750		3 750	4 775
Ecart de conversion actif	762		762	1 803
Total de l'actif	768 796	6 422	762 374	646 725

Passif	31/12/01	31/12/00
Capitaux propres	149 934	104 999
Capital	45 858	30 015
Primes d'émission	9 107	
Réserve légale	3 002	2 443
Report à nouveau	44 368	45 234
Résultat de l'exercice	47 599	27 307
Provisions pour risques et charges	762	1 803
Dettes	609 929	537 075
Emprunts obligataires convertibles	464 195	455 319
Emprunts et dettes auprès d'établissements de crédit	25 430	7 829
Emprunts et dettes financières divers	46 488	19 639
Fournisseurs et comptes rattachés	20 021	13 989
Dettes fiscales et sociales	52 207	35 273
Dettes sur immobilisations	457	696
Autres dettes	1 131	4 330
Comptes de régularisation	1 749	2 848
Produits constatés d'avance	188	163
Ecart de conversion passif	1 561	2 685
Total du passif	762 374	646 725

II. — Compte de résultat au 31 décembre 2001.
(En milliers d'euros.)

	31/12/01	31/12/00
Chiffre d'affaires	231 701	177 296
Production immobilisée	472	
Reprises sur provisions, transfert de charges	598	5 638
Autres produits	8	2
Produits d'exploitation	232 779	182 936
Services extérieurs	58 742	46 559
Impôts et taxes	6 097	4 823
Salaires et traitements	86 886	70 777
Charges sociales	34 646	30 546
Dotations aux amortissements et aux provisions	3 212	2 116
Autres charges	19	43
Charges d'exploitation	189 602	154 864
Résultat d'exploitation	43 177	28 072
Produits financiers	46 612	26 465
Charges financières	18 805	15 206
Résultat financier	27 807	11 259
Opérations faites en commun		2
Résultat courant	70 984	39 333
Produits exceptionnels	231	303
Charges exceptionnelles	528	108
Résultat exceptionnel	– 297	195
Participation des salariés	5 145	2 654
Impôts sur les bénéfices	17 943	9 567
Résultat net	47 599	27 307

III. — Projet d'affectation du résultat.

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, approuve la proposition du conseil d'administration, et après avoir constaté :

— que les comptes de l'exercice clos le 31 décembre 2001 se soldent par un bénéfice de 47 599 429 €,

— et que le montant des sommes distribuables s'élève à 90 383 445 €, ainsi constitué :

Résultat de l'exercice	47 599 429 €
Diminué de la dotation à la réserve légale	1 584 291 €
Majoré du report à nouveau antérieur bénéficiaire	44 368 307 €
Résultat distribuable	90 383 445 €

décide de prélever à titre de dividendes aux actionnaires, la somme de 18 343 280 € soit, sur la base de 91 716 402 actions, un montant de 0,20 € par action, assorti d'un avoir fiscal de 0,10 €, soit un revenu global de 0,30 € par action, le solde étant reporté au compte « Report à nouveau », qui se monte ainsi à 72 040 165 €.

Conformément à la loi, l'assemblée générale constate que le montant des dividendes mis en distribution au titre des trois derniers exercices et les avoirs fiscaux y afférents ont été les suivants :

Exercice	Dividende net global	Avoir fiscal global	Revenu global
2000	12 606 418 €	6 303 209 €	18 209 627 €
1999	9 609 180 €	4 804 590 €	14 413 770 €
1998	6 729 764 €	3 364 882 €	10 094 647 €

IV. — **Annexe aux comptes sociaux.**
(Comptes sociaux au 31 décembre 2001.)

Règles et méthodes comptables.

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence, conformément aux hypothèses de base :
— Continuité de l'exploitation ;
— Permanence des méthodes comptables d'un exercice à l'autre ;
— Indépendance des exercices,
et conformément aux règles générales d'établissement et de présentation des comptes annuels. La méthode de base retenu pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.

Les principales méthodes utilisées sont les suivantes :

A. Immobilisations incorporelles. — Les immobilisations incorporelles sont évaluées à leur coût d'acquisition ou de production. Ces immobilisations correspondent :
— à des logiciels achetés ou créés et à des marques.

Les amortissements sont calculés suivant le mode linéaire en fonction de la durée de vie prévue pour les logiciels de 12 mois à 5 ans.

Un montant de 789 K€ a été investi en 2001 dont 259 K€ en immobilisations en cours ;
— à une participation dans la fondation Altran pour l'innovation.

B. Immobilisations corporelles. — Les immobilisations corporelles sont évaluées à leur coût d'acquisition.

Les amortissements pour dépréciation sont calculés suivant le mode linéaire en fonction de la durée de vie prévue :

Agencements et installations	10 ans
Matériels informatiques et de bureau	4 ans
Mobilier de bureau	10 ans

Un montant de 3 519 K€ a été investi en 2001 dont 719 K€ en immobilisations en cours.

C. Participations, autres immobilisations financières. — La valeur brute des titres de participation et autres immobilisations financières figurant au bilan est constituée par leur coût d'acquisition.

Le prix d'acquisition des titres de participation est constitué dans la majorité des cas d'une partie fixe réglée lors de l'acquisition et d'un complément de prix variable en fonction des résultats futurs de la société sur une période en général de 5 ans.

La valeur d'inventaire des titres correspond à leur valeur d'usage pour l'entreprise.

Elle est déterminée en tenant compte de la situation nette et des perspectives de rentabilité.

Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

Un montant total de 31 077 K€ a été investi en 2001 en participation.

D. Créances. — Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire est inférieure à la valeur nominale.

E. Opérations en devises. — Les charges et produits en devises sont enregistrés pour leur contre valeur à la date de l'opération. Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice.

Les différences résultant de l'actualisation des dettes et des créances en devises à ce dernier cours sont portées au bilan en écart de conversion pour les devises des pays hors euro (Pays Out) et les pertes latentes font l'objet d'une provision pour risque.

F. Opérations à long terme. — Les opérations à long terme sont comptabilisées suivant la méthode du pourcentage d'avancement.

G. Emprunt obligataire convertible. — L'emprunt obligataire convertible souscrit en juillet 2000 est remboursable sur 4 ans et 158 jours.

Les intérêts courus au taux de 3,5 % ont été provisionnés.

H. Valeurs mobilières de placement. — Toutes les plus ou moins-values sur valeurs mobilières de placement ont été dégagées au 31 décembre 2001.

Les valeurs mobilières de placement sont valorisées au cours de clôture.

I. Charges à répartir. — Les charges à répartir sont amorties sur 3 ans concernant les locaux et les logiciels, et sur 4 ans et 158 jours concernant l'emprunt obligataire convertible.

Immobilisations.

(En milliers d'euros)	Valeur brute au début de l'exercice	Acquisitions	Cessions ou mises hors service ou transferts	Valeur brute à la fin de l'exercice
Immobilisations incorporelles :				
Concessions, brevets, licences, marques	1 015	530	34	1 511
Immobilisations en cours	0	259		259
Total 1	1 015	789	34	1 770
Immobilisations corporelles :				
Autres immobilisations corporelles	11 743	2 800	119	14 424
Immobilisations en cours	108	719	586	241
Total 2	11 851	3 519	705	14 665
Immobilisations financières :				
Participations et créances rattachées	80 807	42 210		123 017
Prêts et autres immobilisations financières	2 686	1 555	921	3 320
Total 3	83 493	43 765	921	126 337
Total général (1+2+3)	96 359	48 073	1 660	142 772

Amortissements.

(En milliers d'euros)	Montant au début d'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
Immobilisations incorporelles :				
Concessions, brevets, licences, marques	676	342		1 018
Total 1	676	342		1 018
Immobilisations corporelles :				
Autres immobilisations corporelles	3 480	1 618	5	5 093
Total 2	3 480	1 618	5	5 093
Total général (1+2)	4 156	1 960	5	6 111

Provisions inscrites au bilan.

(En milliers d'euros)	Montant au début d'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
Créances clients	79	190		269
Autres créances	0	42	0	42
Provision pour perte de change	1 803	762	1 803	762
Total	1 882	994	1 803	1 073

Etat des échéances des créances.

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an	A plus de cinq ans
Créances de l'actif immobilisé :				
Créances rattachées à des participations	11 133			11 133
Prêts	2 037	157	1 880	
Autres immobilisations financières	1 283	256	1 027	
Créances de l'actif circulant :				
Créances clients	84 963	84 963		
Personnel	1 848	1 848		
Etat	2 244	2 244		
Groupe	327 049	327 049		
Autres	748	748		
Charges constatées d'avance	122	122		
Total	431 427	417 387	2 907	11 133

Etat des échéances des dettes.

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an	A plus de cinq ans
Emprunts obligataires convertibles	464 195	15 697	448 498	
Emprunts et dettes auprès d'établissements de crédit	25 430	25 430		
Emprunts et dettes financières divers	6 833	809	6 024	
Groupe et Associés	39 655	39 655		
Dettes fournisseurs et comptes rattachés	20 021	20 021		
Dettes fiscales et sociales	52 207	47 062		5 145
Dettes sur immobilisations	457	457		

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an	A plus de cinq ans
Autres dettes	1 131	1 131		
Produits constatés d'avance	188	188		
Total	610 117	150 450	454 522	5 145

Eléments relevant de plusieurs postes du bilan.

Montants concernant les entreprises liées (en milliers d'euros) :	
Participations	111 884
Créances rattachées à des participations	11 133
Créances clients et comptes rattachés	35 090
Autres créances et charges constatées d'avance	327 070
Emprunts et dettes financières divers	39 648
Dettes fournisseurs et comptes rattachés	15 091
Autres dettes	676

Produits à recevoir.

Montants des produits à recevoir (en milliers d'euros) :	
Immobilisations financières	31
Créances clients et comptes rattachés	22 474
Autres créances	1 611
Créances fiscales et sociales	855
Disponibilités	1 089
Total	26 060

Charges à payer.

Montants des charges à payer (en milliers d'euros) :	
Emprunt obligataire convertible	15 697
Emprunts et dettes auprès d'établissements de crédit	217
Emprunts et dettes financières divers	734
Dettes fournisseurs et comptes rattachés	6 305
Dettes fiscales et sociales	19 170
Autres dettes	483
Total	42 606

Charges et produits constatés d'avance.

(En milliers d'euros)	Charges	Produits
Charges/produits d'exploitation	122	188
Total	122	188

Charges à répartir sur plusieurs exercices.

(En milliers d'euros)	Montant net
Charges à étaler nettes (étalées sur 3 ans)	407
Charges à étaler nettes (étalées sur 4 ans et 158 jours)	3 343
Total	3 750

Composition du capital social.

	Nombre	Valeur nominale
Actions composant le capital social en début d'exercice	30 015 282	1 €
Actions composant le capital social en fin d'exercice	91 716 402	0,5 €

Ventilation du chiffre d'affaires net.
(En milliers d'euros.)

Répartition par secteurs d'activité :	
Prestations de services	231 701
Total	231 701
Répartition par marchés géographiques :	
Ventes en France	222 648
Ventes à l'étranger	9 053
Total	231 701

Ventilation de l'impôt sur les bénéfices.

(En milliers d'euros)	Résultat	Impôt
Résultat courant	70 984	17 458
Résultat exceptionnel et participation	– 5 442	485
Résultat net comptable	47 599	17 943

Détail de l'impôt sur résultat courant.

(En milliers d'euros)	Base	Taux	Impôt
Résultat courant	70 984	33,33	23 661
Réintégrations :			
Organic 2001	277	33,33	92
Amortissements charges à étaler	142	33,33	47
Amortissements excédentaires	107	33,33	35
Taxes/véhicules et contraventions	161	33,33	53
Ecarts actif 2000 et 2001	2 565	33,33	855
Ecart passif 2001	1 561	33,33	521
Déductions :			
Organic 2000	197	33,33	65
Dividendes filiales	17 731	33,33	5 910
Ecart passif 2000	2 698	33,33	899
Ecarts actif 2000 et 2001	2 565	33,33	855
Charges à répartir 2001	232	33,33	77
Total	52 374		17 458

Détail de l'impôt exceptionnel et de la participation.

(En milliers d'euros)	Base	Taux	Impôt
Résultat exceptionnel	– 297	33,33	– 99
Participation 2001	– 5 145	33,33	– 1 715
Résultat exceptionnel et participation	– 5 442		– 1 814
Déduction : participation 2000	– 2 654	33,33	– 884
Réintégration : participation 2001	5 145	33,33	1 715
Contribution 6 %			988
Contribution 3,3 %			519
CIF 2001			– 39
Total	– 2 951		485

Crédit-bail.

(En milliers d'euros)	Matériel bureau	Total
Valeur d'origine	76	76
Amortissements :		
Cumuls exercices antérieurs	18	18
Dotations exercice	23	23
Total	35	35
Redevances payées :		
Cumuls exercices antérieurs	52	52
Exercice	35	35
Total	87	87
Redevances restant à payer :		
A 1 an au plus	32	32
De 1 à 5 ans	45	45
Total	77	77
Valeurs résiduelles :		
A plus d'1 an et 5 ans au plus	3	3
Montant pris en charge dans l'exercice	35	35

Engagements donnés (en milliers d'euros) :	
Cautions et garanties au profit de filiales et autres	25 748
Effets escomptés non échus	5 495
Cessions de créances professionnelles	23 794
Engagement de crédit-bail mobilier	77

Accroissements et allégements de la dette future d'impôts.

(En milliers d'euros.)

Nature des différences temporaires	Montant	Impôt
Allègements :		
Provisions non déductibles 2001		
Organic 2001	277	92
Participation des salariés 2001	5 145	1 715
Ecarts de conversion passif 2001	1 561	520
Accroissements :		
Charges déductibles 2001		
Charges restant à répartir	407	136

Rémunération des dirigeants.

Cette information pourrait avoir pour effet de faire état, directement ou indirectement, des salaires individualisés (circulaire DRT nº 8/83 du 5 mai 1983)

Effectif total.

	Personnel salarié
Cadres	2 041
Employés	126
Total	2 167

Engagements de retraite.

Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (29 ans), aboutissent à un montant non significatif.

Tableau des résultats des cinq derniers exercices en euros.

Date d'arrêté durée de l'exercice	31/12/97 12 mois	31/12/98 12 mois	31/12/99 12 mois	31/12/00 12 mois	31/12/01 12 mois
Capital en fin d'exercice :					
Capital social	3 731 509	14 955 032	30 015 282	30 015 282	45 858 190
Nombre d'actions ordinaires	2 447 100	9 809 858	30 015 282	30 015 282	91 716 381
Opérations et résultats :					
Chiffre d'affaires (H.T.)	89 132 728	108 458 047	132 099 989	177 295 995	231 701 274
Résultat avant impôt, participation, dotations aux amortissements et provisions	18 736 619	28 581 358	31 150 917	43 443 097	73 095 263
Impôts sur les bénéfices	4 158 422	6 633 640	8 194 767	9 566 884	17 942 655
Participation des salariés	1 506 228	1 798 519	2 303 747	2 653 512	5 145 350
Résultat après impôts, participation, dotations aux amortissements et provisions	11 562 284	18 379 246	18 934 956	27 307 381	47 599 429
Résultat distribué	5 234 261	6 729 764	9 609 180	12 606 418	18 343 280
Résultat par action :					
Résultat après impôts, participation avant dotations aux amortissements et provisions	5,34	2,73	0,69	1,04	0,55
Résultat après impôts, participation, dotations aux amortissements et provisions	4,72	1,87	0,63	0,91	0,52
Dividende distribué	2,13	0,69	0,32	0,14	(*) 0,20
Personnel :					
Effectif moyen des salariés	1 095	1 291	1 503	1 946	2 167
Montant de la masse salariale	38 641 837	46 242 152	54 578 455	70 777 502	86 885 917
Montant des sommes versées en avantages sociaux (Sécurité sociale, œuvres sociales, etc.)	16 521 137	19 519 729	23 451 958	30 545 695	34 645 891

(*) Montant proposé au vote de l'assemblée générale du 18 juin 2002.

Tableau des filiales et participations au 31 décembre 2001.

	Capital	Capitaux propres autres que le capital	% du capital détenu	Valeur comptable des titres détenus		Prêts et avances consentis par la société et non encore remboursée	Montant des cautions et avals donnés par la société	CA H.T. du dernier exercice écoulé	Résultats du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice	Observations
				Brute	Nette						
A. Renseignements détaillés sur les titres dont la valeur brute excède 1 % du capital de la société astreinte à la publication :											
Filiales françaises (en milliers d'euros) :											
Actisys	40	351	50,12	49	49	222		4 572	179	76	
Alplog	153	4 224	99,40	7 884	7 884			24 912	2 360	1 067	
Atlantide	183	760	99,88	937	937	440		4 325	137		
Diorem	40	30	100,00	117	117			413	17		
Altior	160	15 285	99,95	10 802	10 802	849		57 907	5 763	3 049	
Atlantide Gerpi Ouest	470	232	99,98	419	419				729		
Altran Systèmes d'informations	3 000	9 965	99,99	2 874	2 874	29 015		44 659	4 840		
Axiem	200	2 024	99,95	5 823	5 823			6 097	1 491	1 067	
Cerri Consulting France	38	476	100,00	76	76			1 945	468		
Ciriel	100	1 635	99,83	2 654	2 654			11 824	249	305	
Cogix	200	1 559	99,80	654	654	869		11 884	910	457	
DP Consulting	264	97	99,96	2 297	2 297	180		1 888	– 2	77	
Edifis	224	2 353	100,00	8 243	8 243			7 574	1 117	1 220	
EGTM	300	2 223	99,60	5 621	5 621			8 889	424	229	
Ethnos	8	117	100,00	8	8			323	5		
EEC	40	427	99,76	1 082	1 082	307		663	– 115		
Gerpi	51	1 846	99,63	1 433	1 433			7 944	667	229	
Grenat Productique	79	277	99,89	394	394			4 154	75		
Idefi	40	327	99,80	536	536			939	79		
Logiqual	200	1 469	99,94	1 213	1 213	152		10 643	488	305	

	Capital	Capitaux propres autres que le capital	% du capital détenu	des titres détenus		avances consentis par la société et non encore remboursée	Montant des cautions et avals donnés par la société	CA H.T. du dernier exercice écoulé	Résultats du dernier exercice clos	dendes encaissés par la société au cours de l'exercice	Observations
				Brute	Nette						
Lore	500	13 980	99,92	269	269			49 882	4 400	1 524	
Ness	40	2 382	100,00	6 029	6 029			9 521	1 229	457	
Orthodrome	40	862	100,00	4 665	4 665	1 148		3 217	210	610	
PSI	98	– 87	98,58	91	91	201		381	135		
Segime	500	16 921	99,94	13 292	13 292			79 395	7 091	1 524	
Sivan	400	4 456	99,91	991	991			16 632	1 435	762	
T Mis Consultants	200	1 672	99,94	5 221	5 221			11 529	1 028	762	
Trininfor	40	926	99,76	1 606	1 606			2 411	153		
2AD	51	479	100,00	381	381			1 028	174		
Filiales étrangères (en milliers d'euros) :											
Altran E.S.P.	250	6 516	100,00	392	392	64 024	100	330	99		
Altran Europe	62	4 633	99,84	31	31	5 802		33 105	2 783	4 574	
Altran GmbH	200	779	100,00	202	202	9 609	13	202	872	731	
Altran Italia	98	2 804	100,00	305	305	56 857	155	8 565	1 661		
Altran International	20	2 334	100,00	18	18	58 775			849		
Filiales étrangères :											
Altran Scandinavia (SEK)	Monnaie locale 100	Monnaie locale 1 135	100,00	12	12	4 103			128		
Altran Switzerland (CHF)	Monnaie locale 500	Monnaie locale – 2 487	100,00	298	298	19 949	91	53	– 1 362		
Altran UK (GBP)	Monnaie locale 12 500	Monnaie locale 897	100,00	20 928	20 928	7 841			2 013		
Netarchitects Communication (CHF)	Monnaie locale 100	Monnaie locale 4 501	100,00	3 732	3 732			7 473	335		
Participations :											
CGS Executive Search	246	2 014	40,72	305	305	546		5 011	44		
B. Renseignements globaux sur les autres titres dont la valeur brute n'excède pas 1 % du capital de la société astreinte à la publication	NS	NS	NS	NS	NS	NS	NS	NS	NS	NS	NS
C. Renseignements globaux sur les titres c'est-à-dire A+B :											
Filiales françaises	7 659	87 268	2 846	85 662	85 662	33 383		385 551	35 736	13 720	
Filiales étrangères	NS	NS	NS	25 918	25 918	226 960	359	49 728	7 378	5 305	
Participations dans les sociétés françaises	246	2 014	41	305	305	546		5 011	44		

NS : *non significatif.*

B. — Comptes consolidés.

I. — Bilan consolidé au 31 décembre 2001.

(En milliers d'euros.)

Actif	31/12/01			31/12/00
	Brut	Amort. et prov.	Net	Net
Actif immobilisé	619 789	86 556	533 233	363 670
Immobilisations incorporelles				
Fonds commerciaux	12 553	171	12 382	8 312
Autres immobilisations incorporelles	18 248	8 902	9 346	4 410
Ecarts d'acquisition	496 332	41 694	454 638	303 315
Immobilisations corporelles				
Terrain	183	0	183	183
Constructions	3 509	991	2 518	2 362
Autres immobilisations corporelles	71 493	34 703	36 790	28 103
Immobilisations financières				
Autres participations	681	32	649	298
Autres titres immobilisés	1 320		1 320	611
Prêts et cautions	15 470	63	15 407	16 076
Actif circulant	857 268	6 272	850 996	720 148
Stocks et en-cours	4 569		4 569	4 106
Acomptes versés sur commandes	1 425		1 425	437
Clients et comptes rattachés	452 668	6 125	446 543	367 682
Autres créances	77 264	119	77 145	58 603
Valeurs mobilières de placement	210 560	28	210 532	186 005
Disponibilités	110 782		110 782	103 315
Comptes de régularisation	11 394		11 394	9 199
Charges constatées d'avance	6 708		6 708	3 985
Charges à répartir	4 686		4 686	5 214
Total de l'actif	1 488 451	92 828	1 395 623	1 093 017

Passif	31/12/01	31/12/00
Capitaux propres	380 178	262 346
Capital	45 858	30 015
Primes	9 106	0
Réserves consolidées	206 237	149 712
Ecarts de conversion	– 1 860	– 1 528
Résultat de l'exercice	120 837	84 147
Intérêts des minoritaires	286	177
Dans les réserves	177	30
Dans le résultat	109	147
Avances conditionnées	226	0
Provisions pour risques et charges	16 328	15 853
Dettes	994 275	811 491
Emprunts obligataires convertibles	464 195	455 319
Emprunts et dettes auprès d'établissements de crédit	56 297	33 528
Emprunts et dettes financières diverses	18 980	13 648
Fournisseurs et comptes rattachés	46 862	34 325
Dettes fiscales et sociales	281 088	200 426
Dettes sur immobilisations	118 852	67 301
Autres dettes	8 001	6 944
Comptes de régularisation :		
Produits constatés d'avance	4 330	3 150
Total du passif	1 395 623	1 093 017

II. — **Compte de résultat consolidé.**
(En milliers d'euros.)

	31/12/01	31/12/00
Chiffre d'affaires	1 278 608	900 224
Autres produits d'exploitation	10 988	11 986
Produits d'exploitation	1 289 596	912 211
Achats	6 663	2 598
Services extérieurs	236 969	164 051
Impôts et taxes	22 476	14 912
Charges de personnel	771 811	555 356
Dotation aux amortissements et aux provisions	16 020	9 644
Autres charges d'exploitation	2 053	1 109
Charges d'exploitation	1 055 992	747 670
Résultat d'exploitation	233 604	164 541
Produits financiers	20 655	8 477
Charges financières	26 516	17 498
Résultat financier	– 5 861	– 9 021
Résultat courant	227 743	155 519
Produits exceptionnels	5 253	3 360
Charges exceptionnelles	8 003	2 636
Résultat exceptionnel	– 2 750	724
Participation des salariés	15 578	9 669
Impôts sur les bénéfices	75 135	53 459
Résultat net (avant amortissement des écarts d'acquisition)	134 280	93 116
Amortissement des écarts d'acquisition	13 266	8 822
Part des minoritaires	177	147
Résultat net groupe	120 837	84 147
Résultat par action :		
Nombre d'actions ordinaires	91 716 381	30 015 282
Résultat de base par action	1,32	2,80
Résultat dilué par action (*)	1,31	2,73

(*) Calculé suivant la méthode du « rachat d'actions » sur la base du cours moyen du dernier mois de l'exercice.

III. — **Annexe des comptes consolidés au 31 décembre 2001.**

1. – Périmètre de consolidation.

Altran Technologies détient, directement :
Alplog à raison de 99,40 % des titres ;
Altior à raison de 99,95 % des titres ;
Altran ESP à raison de 100 % des titres ;
Altran Europe à raison de 99,84 % des titres ;
Altran GmbH à raison de 100 % des titres ;
Altran Italia à raison de 100 % des titres ;
Altran Scandinavia à raison de 100 % des titres ;
Altran Switzerland à raison de 100 % des titres ;
Altran Systèmes d'information à raison de 99,99 % des titres ;
Altran UK à raison de 100 % des titres ;
Atlantide Grenat Logiciels à raison de 99,88 % des titres ;
Axiem à raison de 99,95 % des titres ;
Branche Segur :
— Ségime à raison de 99,94 % des titres ;
— Lore à raison de 99,92 % des titres ;
C.G.S. Executive Search à raison de 40,72 % des titres en détention directe et 59,28 % par l'intermédiaire d'une de ses filiales ;
Actisys (anciennement Altsis) à raison de 50,12 % des titres en détention directe et 49,88 % par l'intermédiaire d'une de ses filiales ;
Ciriel à raison de 99,83 % des titres ;
Cogix à raison de 99,80 % des titres ;
DP Consulting à raison de 99,96 % des titres ;
E.G.T.M. à raison de 99,60 % des titres ;
Ethnos à raison de 100 % des titres ;
Gerpi à raison de 99,63 % des titres ;
Atlantide Gerpi Ouest (anciennement Grenat Participations) à raison de 99,98 % des titres ;
Grenat Productique à raison de 99,89 % des titres ;
Logiqual à raison de 99,94 % des titres ;
P.S.I. à raison de 98,58 % des titres ;
Sivan à raison de 99,91 % des titres ;
T.MIS Consultants à raison de 99,94 % des titres ;
Trininfor à raison de 99,76 % des titres ;
Idefi à raison de 99,80 % des titres ;
EEC (anciennement Financière Environnement) à raison de 99,76 % des titres ;
Orthodrome à raison de 100 % des titres ;
Altran International (anciennement Altran Netherlands) à raison de 100 % des titres ;
Netarchitects Communication à raison de 100 % des titres ;
Edifis à raison de 100 % des titres ;
Ness à raison de 100 % des titres ;
Diorem (anciennement Alterix) à raison de 100 % des titres ;
Cerri Consulting France à raison de 100 % des titres (*) ;
2AD à raison de 100 % des titres (*).

Altran Technologies détient, indirectement, par l'intermédiaire de ses filiales :
Adena à raison de 99,82 % des titres ;
Altair Technologies à raison de 99,48 % des titres ;
Altran Technologies Gmbh à raison de 100 % des titres ;
Apolog à raison de 100 % des titres ;
Askon à raison de 100 % des titres ;
C E C à raison de 100 % des titres ;
D1B2 à raison de 100 % des titres ;
Datacep à raison de 99,95 % des titres ;
Ariane Ingénierie à raison de 99,97 % des titres ;
DVE à raison de 99,20 % des titres ;
Altran Avenir à raison de 99,80 % des titres ;
Altran Informatique Technologies à raison de 99,92 % des titres ;
Cadix à raison de 99,59 % des titres ;
D.P. Europe à raison de 99,20 % des titres ;
Eurospace à raison de 100 % des titres ;
Gentech à raison de 99,94 % des titres ;
H.I.S. à raison de 100 % des titres ;
Neweng à raison de 100 % des titres ;
Osys à raison de 98,60 % des titres ;
Realix à raison de 99,98 % des titres ;
Altran SDB (Software de Base) à raison de 100 % des titres ;
Actisys à raison de 99,32 % des titres ;
STE à raison de 100 % des titres ;
Altran Technologies UK à raison de 100 % des titres ;
Altran Critical Systems à raison de 100 % des titres ;
Ysidro à raison de 100 % des titres ;
ISL à raison de 100 % des titres ;
RSI à raison de 100 % des titres ;
Ekar à raison de 100 % des titres ;
DCE à raison de 100 % des titres ;
Praxis à raison de 100 % des titres ;
Cervix à raison de 100 % des titres ;
IBD à raison de 100 % des titres ;
DP Consulting UK à raison de 100 % des titres ;
Consulting Informaticos Norma à raison de 100 % des titres ;
Aspect Assessment (anciennement Summation) à raison de 100 % des titres ;
Altran Portugal - S.G.P.S.Lda (anciennement Altrantec Consultoria) à raison de 100 % des titres ;
Altran Luxembourg à raison de 100 % des titres ;
Altran Technologies Luxembourg à raison de 100 % des titres ;
Berata Gmbh à raison de 100 % des titres ;
Berata AG à raison de 98 % des titres ;
Berata SARL à raison de 100 % des titres ;
Altran Technologies Netherlands à raison de 100 % des titres ;
Altran Technologies Switzerland à raison de 100 % des titres ;
Teamworks CSE à raison de 100 % des titres ;
Ixelog à raison de 100 % des titres ;
Gresham Bell à raison de 95 % des titres ;
CCS à raison de 100 % des titres ;
Pool Consulting (anciennement Pool Informatica) à raison de 100 % des titres ;
Lore Luxembourg à raison de 100 % des titres ;
Prisma à raison de 100 % des titres ;
Insert Sistemas à raison de 100 % des titres ;
Askon Consulting à raison de 100 % des titres ;
Altior Consultoria à raison de 100 % des titres ;
ASP à raison de 100 % des titres ;
MAP à raison de 100 % des titres ;
Altran Belgium à raison de 100 % des titres ;
Excellia à raison de 100 % des titres ;
Cortical Technologies à raison de 100 % des titres ;
S.A. Cortical à raison de 100 % des titres ;
Idefi Europe à raison de 100 % des titres ;
Innovatica à raison de 100 % des titres ;
O & I à raison de 100 % des titres ;
Groupe Cerri à raison de 100 % des titres ;
Cerri Consulting Suisse à raison de 100 % des titres ;
Teamworks Ireland à raison de 100 % des titres ;
Teamworks Europe à raison de 100 % des titres ;
Hemisphères à raison de 100 % des titres ;
Eurostrategy à raison de 100 % des titres ;
Strategy Consultors à raison de 100 % des titres ;
INAD à raison de 100 % des titres ;
Altran Tech Inc. à raison de 100 % des titres ;
Fagro à raison de 100 % des titres ;
Cedati à raison de 100 % des titres ;
Siev à raison de 100 % des titres ;
Altran Do Brasil à raison de 100 % des titres ;
TCBR à raison de 100 % des titres ;
Infolearn à raison de 100 % des titres ;
Go Top à raison de 100 % des titres ;
TCDI à raison de 60 % des titres ;
Altran USA Holding à raison de 100 % des titres ;
Altran Corp à raison de 100 % des titres et sa filiale Altran Canada à raison de 100 % des titres ;
Altrantec Consultoria à raison de 98 % des titres ;
4 Com à raison de 100 % des titres ;

Altran USA Inc. à raison de 100 % des titres ;
DTS à raison de 100 % des titres et ses filiales :
— DTS Software Chile à raison de 99 % des titres ;
— DTS Software Colombia à raison de 99,87 % des titres ;
— DTS Software Argentina à raison de 99 % des titres ;
— DTS Consulting Inc. à raison de 100 % des titres ;
— DTS Software Latin Peru à raison de 98,52 % des titres ;
— DTS Software Latin America de CV Mexico à raison de 99,31 % des titres ;
— DTS Software Latin Venezuela à raison de 99,1 % des titres ;
TDA à raison de 60 % des titres ;
TCDI à raison de 60 % des titres ;
De Simone & Osswald AG à raison de 100 % des titres ;
IMNET France à raison de 100 % des titres ;
Polen Informatica à raison de 100 % des titres ;
Consultrans à raison de 100 % des titres ;
Gyata Holding BV à raison de 100 % des titres ;
Gyata Management Consulting à raison de 100 % des titres ;
AG Technology à raison de 100 % des titres ;
SSCE à raison de 100 % des titres ;
Transmatica à raison de 100 % des titres ;
Gere à raison de 100 % des titres (*) ;
Energy Consult à raison de 100 % des titres (*) ;
S.D.I à raison de 100 % des titres (*) ;
Synectics à raison de 100 % des titres (*) ;
N.C.S. à raison de 100 % des titres (*) ;
B.P.I. à raison de 100 % des titres et ses filiales BIP et BAP à raison de 100 % des titres (*) ;
Cignité à raison de 100 % des titres (*) ;
Gosch GmbH à raison de 100 % des titres (*) ;
Algoplus à raison de 100 % des titres (*) ;
Algonorm à raison de 100 % des titres (*) ;
Consultran à raison de 100 % des titres (*) ;
The Johnsson Group à raison de 100 % des titres (*) ;
Sertec à raison de 100 % des titres (*) ;
Spoc à raison de 100 % des titres (*) ;
Altran Consulting Solutions à raison de 100 % des titres (*) ;
TQM à raison de 100 % des titres (*) ;
C.S.I. à raison de 100 % des titres (*) ;
Info 93 à raison de 100 % des titres (*) ;
D.S.D. à raison de 100 % des titres (*) ;
Demeter à raison de 100 % des titres (*) ;
Sigma à raison de 100 % des titres (*) ;
City People à raison de 100 % des titres (*) ;
Consignit à raison de 100 % des titres (*) ;
OTBA à raison de 100 % des titres (*) ;
E-Consult à raison de 100 % des titres (*) ;
Interactifs France à raison de 100 % des titres (*) ;
S-Dos à raison de 100 % des titres (*) ;
Sertec International à raison de 100 % des titres (*).

(*) Entrées dans le périmètre au cours de l'exercice 2001.

Toutes ces sociétés ont été retenues dans le périmètre de consolidation et consolidées selon la méthode de l'intégration globale, à l'exception des filiales de DTS.

2. – Principes comptables et méthodes d'évaluation.

2.1. Principes généraux et date d'arrêté des comptes. — Les comptes consolidés sont établis en conformité avec les principes et normes comptables françaises et notamment avec le règlement nº 99-02 du Comité de la réglementation comptable homologuée le 22 juin 1999.

Toutes les sociétés du groupe sont intégrées globalement sur la base de leurs comptes arrêtés au 31 décembre 2001, date de clôture de leurs comptes sociaux ou sur la base d'une situation arrêtée au 31 décembre pour les filiales clôturant leurs comptes à une date différente (31 mars, 30 juin ou 30 septembre).

2.2. Traitement de l'écart de première consolidation et des compléments de prix. — La différence entre le coût d'acquisition des titres des sociétés nouvellement consolidées et la quote-part acquise dans les capitaux propres à la date d'acquisition, constitue l'écart de première consolidation. Cet écart de première consolidation est affecté en totalité à l'écart d'acquisition en l'absence d'écart d'évaluation.

Ces écarts d'acquisition sont amortis linéairement sur une durée de trente ans.

Le prix d'acquisition des titres de participation est constitué, dans la majorité des cas, d'une partie fixe réglée lors de l'acquisition et de compléments de prix annuels et variables, calculés en fonction de l'évolution des résultats futurs des sociétés acquises.

Ces compléments de prix sont généralement applicables sur les cinq ans suivant l'acquisition et viennent augmenter l'écart d'acquisition initial. Ils sont amortis sur la durée de vie résiduelle de l'écart d'acquisition initial.

Les compléments de prix à payer en 2002 au titre des résultats 2001 sont inscrits à l'actif en contrepartie du poste Dettes sur immobilisations (§ 3.11).

2.3. Immobilisations corporelles. — Les immobilisations corporelles sont comptabilisées à leur coût d'acquisition et amorties selon le mode linéaire en fonction de leur durée de vie estimée.

Les durées d'amortissement retenues sont :

Constructions	30 ans
Agencements installations	10 ans
Matériels informatiques et de bureau	4 ans
Mobilier de bureau	10 ans

2.4. Valeurs mobilières de placement. — Les valeurs mobilières de placement sont comptabilisées au prix d'achat et font l'objet d'une provision si la valeur de marché est inférieure au prix d'acquisition.

2.5. Conversion des comptes des sociétés étrangères. — Les comptes sociaux des sociétés étrangères ont été convertis selon la méthode suivante :
— Les bilans sont convertis au taux de change en vigueur à la clôture de l'exercice ;
— Les comptes de résultat au taux moyen de l'exercice.
Les écarts de change en résultant sont affectés en capitaux propres.

2.6. Evaluation des dettes et des créances en monnaies étrangères. — Les écarts de conversion constatés sur les créances et les dettes en monnaies étrangères des pays ne participant pas à la zone euro sont inscrits au résultat.

2.7. Fiscalité différée. — L'impôt différé est calculé en report variable selon la méthode de la conception étendue.

Un impôt différé actif est constaté sur les déficits fiscaux reportables lorsque leur imputation sur des bénéfices futurs est probable.

3. – Détails des postes du bilan et du compte de résultat.

3.1. Variations de périmètre. — Les sociétés entrées dans le périmètre au cours de l'exercice 2001 ont généré l'incidence suivante :
— Contribution au chiffre d'affaires : 90 939 milliers d'euros ;
— Contribution au résultat d'exploitation : 21 342 milliers d'euros.

3.2. Immobilisations incorporelles :

(En milliers d'euros)	Valeur en début d'exercice	Augmentations de l'exercice	Diminutions de l'exercice	Variations de périmètre	Ecarts de conversion	Valeur en fin d'exercice
Immobilisations incorporelles	18 063	10 363	– 541	2 789	127	30 801
Amortissements	5 340	3 136	– 491	1 092	– 4	9 073

Ces immobilisations incorporelles correspondent principalement à :
— des fonds de commerce (valeur brute : 12 553 milliers d'euros) ;
— des logiciels (valeur nette : 9 234 milliers d'euros) ;
— des marques (valeur nette : 1 084 milliers d'euros) ;
— des frais de recherche et de développement immobilisés (valeur nette : 1 136 milliers d'euros). Ceux-ci sont amortis en linéaire sur une durée moyenne de 3 ans.

3.3. Variation des écarts d'acquisition et des amortissements :

(En milliers d'euros)	Valeur en début d'exercice	Augmentation de l'exercice	Sorties de l'exercice	Autres mouvements	Valeur en fin d'exercice
Ecarts d'acquisition	331 717	164 403	64	275	496 331
Amortissements	28 402	13 266	5	31	41 694

L'augmentation des écarts d'acquisition correspond pour 93 843 milliers d'euros à des compléments de prix sur les acquisitions des années antérieures et pour 70 560 milliers d'euros aux écarts d'acquisition sur les filiales entrées en 2001.

3.4. Immobilisations corporelles :

(En milliers d'euros)	Valeur en début d'exercice	Augmentations de l'exercice	Diminutions de l'exercice	Variations de périmètre	Ecarts de conversion	Valeur en fin d'exercice
Immobilisations corporelles	55 404	15 860	– 4 381	8 191	111	75 185
Amortissements	24 756	9 970	– 2 567	3 477	58	35 694

3.5. Immobilisations financières. — Le montant global net de 17 375 milliers d'euros comprend essentiellement des prêts, dépôts et cautionnements et un compte bloqué.

3.6. Etat des échéances des créances :

(En milliers d'euros)	Montant brut	– de 1 an	De 1 à 5 ans	+ de 5 ans
Acomptes versés sur commandes	1 425	1 425		
Clients et comptes rattachés	452 668	452 668		
Autres créances	77 264	77 264		
Total	531 357	531 357		

3.7. Valeurs mobilières de placement. — Leur valeur de marché au 31 décembre 2001 s'élève à 210 659 milliers d'euros.

3.8. Variation des capitaux propres consolidés :

(En milliers d'euros)	Capital	Primes	Réserves consolidées	Résultat de l'exercice	Ecarts de conversion	Total capitaux propres
Capitaux propres (part du groupe) au 31 décembre 2000	30 015		149 712	84 147	- 1 528	262 346
Augmentation de capital	15 843	9 106	- 15 007			9 942
Affectation du résultat 2000			84 147	- 84 147		
Dividendes versés			- 12 606			- 12 606
Résultat consolidé 2001				120 837		120 837
Variation des écarts de conversion					- 332	- 332
Autres mouvements			- 9			- 9
Capitaux propres (part du groupe) au 31 décembre 2001	45 858	9 106	206 237	120 837	- 1 860	380 178

Le montant des écarts de conversion liés aux devises de la zone euro, inclus dans les capitaux propres s'élève à - 224 milliers euros.

3.9. Provisions pour risques et charges :

	En milliers d'euros
Provisions pour risques	13 925
Provisions pour charges	278
Provisions pour impôts différés passif	2 125

Les provisions pour risques correspondent principalement à des provisions pour risques clients, litiges prud'homaux et fiscaux ; les sociétés entrées au cours de l'exercice y contribuant pour 743 milliers d'euros.

3.10. Emprunts et dettes financières. — L'échéancier des dettes financières inscrites au bilan au 31 décembre 2001 est le suivant :

(En milliers d'euros)	Total	- de 1 an	De 1 à 5 ans	+ de 5 ans
Emprunt obligataire convertible	464 195	15 697	448 498	
Etablissements de crédit	56 297	52 449	2 553	1 295
Réserve spéciale de participation	15 499	1 067	14 432	
Autres	3 481	708	2 773	
Total	539 472	69 921	468 256	1 295

à comparer à la trésorerie disponible à l'actif de 321 342 milliers d'euros.

Les dettes ont été contractées en devises hors zone euro et dans la zone euro selon la ventilation suivante :

Zone euro	529 262
Zone hors euro	10 210

Altran Technologies a émis en juillet 2000 un emprunt obligataire avec option de conversion en actions nouvelles et/ou d'échange en actions existantes, d'un montant de 448 500 milliers d'euros composé de 1 725 000 obligations au nominal de 260 € (devenu 5 175 000 obligations à 86,67 € suite à la multiplication par 3 du nombre de titres le 2 janvier 2001), et pour une durée de 4 ans et 158 jours.

La rémunération servie est de 3,50 % l'an, payable à terme échu le premier janvier de chaque année. La conversion en actions par les porteurs d'obligations, peut se faire à tout moment à dater du 26 juillet 2000.

27 obligations ont été converties en action en 2001.

L'intégralité des dettes financières auprès des établissements de crédit est contractée à taux variable essentiellement indexée sur le taux de référence T4M.

3.11. Etat des échéances des autres dettes :

(En milliers d'euros)	Montant brut	- de 1 an	De 1 à 5 ans	+ de 5 ans
Fournisseurs et comptes rattachés	46 862	46 862		
Dettes fiscales et sociales	281 089	281 089		
Dettes sur immobilisations	118 852	118 852		
Autres dettes	8 001	8 001		
Total	454 804	454 804		

Les dettes sur immobilisations correspondent pour 115 227 milliers d'euros à des dettes sur titres et sur complément de prix à payer au titre de l'exercice 2001 et pour 2 305 milliers d'euros à des dettes relatives à l'acquisition de fonds de commerce.

3.12. Chiffre d'affaires. — Le chiffre d'affaires est réalisé avec :

La France pour	693 861 milliers d'euros
L'étranger pour	584 747 milliers d'euros

et correspond, dans sa quasi totalité, à des prestations de services dans la seule activité exercée par le groupe, le consulting.

La répartition du chiffre d'affaires par zone géographique s'analyse ainsi :

(En milliers d'euros)	2001	2000
France	693 861	533 415
Allemagne	41 421	30 249
Bénélux	98 167	76 031
Espagne	108 514	65 146
Grande Bretagne	48 609	30 623
Italie	118 885	72 218
Suisse	44 303	27 471
Brésil	48 265	23 463
Etats-Unis	31 946	6 513
Autres	44 637	35 095
Total	1 278 608	900 224

3.13. Compte de résultat :

3.13.1. Achats et services extérieurs :

(En milliers d'euros)	2001	2000
Achats :		
Matériel	5 145	1 447
Divers	1 517	1 151
Total achats	6 663	2 598
Services extérieurs :		
Sous-traitance	71 377	37 289
Location bureaux	28 517	15 530
Voyages, déplacements, missions	57 555	43 247
Honoraires	19 633	17 727
Divers	59 888	50 258
Total services extérieurs	236 969	164 051

3.13.2. Résultat exceptionnel :

(En milliers d'euros)	2001	2000
Produits :		
Cessions d'immobilisations	3 276	1 551
Produits exceptionnels sur opérations de gestion	1 070	919
Reprise de provisions / transferts de charges	202	672
Divers	706	218
	5 254	3 360
Charges :		
Valeurs nettes comptables des immo cédées	3 480	1 716
Charges exceptionnelles sur opérations de gestion	1 706	609
Dotations aux provisions	2 130	50
Divers	688	261
	8 004	2 636
Résultat exceptionnel	- 2 750	724

3.14. Impôts sur les bénéfices (en milliers d'euros) :

L'impôt comptabilisé correspond à l'impôt sur les bénéfices	79 074
Diminué de l'impôt différé actif net	2 885
Et des crédits d'impôt formation et recherche	1 054
	75 135

Les provisions pour impôts différés passif de 2 125 milliers d'euros ainsi que les créances d'impôts différés actif qui figurent en autres créances pour 10 206 milliers d'euros concernent les impositions différées calculées sur :

— les décalages temporaires, qui sont principalement la participation des salariés, l'organic et les charges à étaler ;

— les déficits fiscaux reportables.

Les différences entre l'impôt sur les sociétés pris en charge et l'impôt théorique obtenu en appliquant le taux d'imposition français sont les suivantes (en milliers d'euros) :

Charge d'impôt théorique au taux de la maison-mère (36,43 %)	76 290
Diminutions résultant de :	
Crédits d'impôts	1 054
Autres	101
Impôt effectif constaté	75 135
Taux d'impôt effectif	35,88 %

4. – Autres informations financières.

4.1. Options de souscription d'actions. — L'assemblée générale extraordinaire du 26 juin 1996 a autorisé le conseil d'administration à proposer des options de souscription d'actions aux salariés du groupe. Au cours de l'exercice 2001, les principales caractéristiques des plans sont les suivantes :

Plan d'options de souscription d'actions	Plan 1997	Plan 1999	Plan 2000	Plan 2001
Date d'assemblée	26/06/96	26/06/96	26/06/96	26/06/96
Date du conseil d'administration	04/11/97	26/04/99	11/04/00	10/10/01
Nombre total d'actions pouvant être souscrites	2 148 408	2 254 050	792 429	602 319
Dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérées incluant les mandataires sociaux	364 464	304 400	135 750	80 300
Point de départ d'exercice des options	04/05/02	01/07/03	01/07/04	01/07/04
Date d'expiration	04/11/02	26/04/04	11/04/05	10/10/06
Prix de souscription (en euros)	6,42	25,56	81,33	41,99
Nombre d'actions souscrites au 31 décembre 2001	0	0	0	0

Au 31 décembre 2001, le nombre de stock options attribuées et non exercées à cette date est de 5 797 206 (après multiplication par trois du nombre d'actions le 2 janvier 2001) donnant vocation au même nombre d'actions. Le nombre d'options levées en 2001 est de 1 670 508.

4.2. Engagements de retraite. — Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (31 ans), aboutissent à un montant non significatif.

4.3. Autres engagements hors bilan (en milliers d'euros) :

Engagements donnés :	
Cautions, avals et garanties donnés	26 512
Dettes garanties par des sûretés réelles	1 475
Effets escomptés non échus	11 034
Engagements de crédit-bail	379
Titres de participation :	
Complément de prix d'acquisition variable en fonction des résultats futurs de la société acquise sur une période en général de cinq ans (cf. § 2.2).	
Cession de créances professionnelles	42 049
Engagements reçus :	
Cautions, avals et garanties reçus	798

4.4. Effectif :

Cadres	15 443
Employés	1 208
Effectif total	16 651

Tableaux de flux de trésorerie.

(En milliers d'euros)	12/01	12/00
Flux de trésorerie liés à l'activité :		
Résultat net des sociétés intégrées	121 014	84 294
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :		
Amortissements, provisions et autres charges	30 171	15 805
Variation des impôts différés	– 2 885	– 677
Plus-value de cession	205	165
Marge brute d'autofinancement des sociétés intégrées	148 505	99 587
Ecart de conversion sur la CAF	516	– 574
Dividendes reçus des sociétés mises en équivalence		
Variation des frais financiers	9 296	6 792
Variation de stock	– 500	– 1 934
Variation des créances	– 74 039	– 152 816
Variation des dettes	63 920	61 358
Variation des charges et produits constatés d'avance	– 1 826	896
Transferts de charges à répartir	– 958	– 5 723
Variation du besoin en fonds de roulement	– 4 108	– 91 427
Flux net de trésorerie généré par l'activité	144 913	7 587
Flux de trésorerie liés aux opérations d'investissement :		
Acquisition d'immobilisations	– 37 105	– 37 459
Cession d'immobilisations	9 451	1 238
Incidence des variations de périmètre	– 105 186	– 78 901
Flux net de trésorerie lié aux opérations d'investissement	– 132 840	– 115 123
Flux de trésorerie liés aux opérations de financement :		
Dividendes versés aux actionnaires de la société-mère	– 12 606	– 9 609
Dividendes versés aux minoritaires des sociétés intégrées	– 14	– 275
Augmentation de capital et variation des autres fonds propres	10 166	11
Emissions d'emprunts	25 140	458 090
Remboursements d'emprunts	– 6 426	– 100 368
Flux net de trésorerie lié aux opérations de financement	16 260	347 850
Variation de trésorerie	28 333	240 313
Trésorerie d'ouverture	289 405	49 047
Trésorerie de clôture	321 342	289 405
Incidence des variations de cours des devises	3 605	45

23713

S.A. ATLAS FINANCE

Société anonyme au capital de 152 449 €.
Siège social : 30, rue d'Astorg, 75008 Paris.
341 367 357 R.C.S. Paris.

Les comptes annuels au 31 décembre 2001, approuvés par l'assemblée générale ordinaire du 31 mai 2002, ont été publiés dans le « Journal Spécial des Sociétés » du 2 juillet 2002.

23897

JEAN-CLAUDE AUBRY

Société anonyme au capital de 2 487 969,49 €.
Siège social : 66, avenue des Champs-Elysées, 75008 Paris.
388 020 844 R.C.S. Paris.

I. — Approbation des comptes annuels.

Les comptes sociaux, les comptes consolidés au 31 décembre 2001 ainsi que le projet d'affectation du résultat, publiés au *Bulletin des Annonces légales obligatoires* du 12 juin 2002, pages 14083 à 14088, ont été approuvés sans modification par l'assemblée générale ordinaire du 28 juin 2002.

II. — Attestations des commissaires aux comptes.

Rapport des commissaires aux comptes sur les comptes consolidés sur l'exercice clos le 31 décembre 2001.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Jean-Claude Aubry S.A. relatifs à l'exercice clos le 31 décembre 2001, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par votre conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous émettons une réserve pour limitation en raison du fait que les procédures actuelles ne permettent pas d'assurer un apurement régulier des états de rapprochements bancaires de votre filiale Jean-Claude Aubry Expansion S.A.. Au 31 décembre 2001, en l'absence de lettrage, des écarts subsistaient entre les recettes enregistrées en comptabilité et les montants inscrits sur les comptes de banques.

Sous cette réserve, nous certifions que les comptes consolidés, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur le point suivant exposé dans la note 1.4.1.10 de l'annexe consolidée concernant l'étalement des dettes obtenu par votre filiale, la société Jean-Claude Aubry Expansion S.A., ainsi que les négociations en cours pour la mise en place de nouveaux financements.

BALO

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VALEURS FRANÇAISES

ACTIONS ET PARTS

Pages

Cybergun 17112
Novatech industrie *(additif)* 17112
Séché Environnement 17112
Stedim 17113

BONS, OBLIGATIONS ET AUTRES TITRES

Pages

Natexis Banques populaires 17114
Natexis Banques populaires 17115

VALEURS ÉTRANGÈRES

ACTIONS ET PARTS

Pages

STMicroelectronics N.V. 17116

Le numéro : 0,69 €
Abonnement. - Un an *(décret n° 2001-955 du 19 octobre 2001)* :
France et outre-mer : 186,50 € (86,30 € + 100,20 € de frais de port) - **Etranger :** 275,30 € (86,30 € + 189,00 € de frais de port)
Tout paiement à la commande facilitera son exécution

V. — **Rapport général du commissaire aux comptes sur les comptes annuels.**

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2001, sur :

— le contrôle des comptes annuels de la société ABN Amro Securities France, tels qu'ils sont joints au présent rapport ;

— les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

II. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avosn pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du directoire et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

Le 2 mai 2002.

Le commissaire aux comptes :
Ernst et Young Audit :
MARC CHARLES.

VI. — **Rapport de gestion.**

Les actionnaires ont pu exercer dans les délais, formes et conditions requises par la loi, leurs droits d'information et de communication, tous documents devant selon la législation en vigueur leur être communiqués ont été tenus à leur disposition au siège social.

23704

ACCEA FINANCE

(Capital détenu directement à 99 % par Cetelem.)

Société anonyme au capital de 6 750 000 €.
Siège social : 5, avenue Kléber, 75116 Paris.
314 842 626 R.C.S. Paris.

Les comptes annuels au 31 décembre 2001 approuvés par l'assemblée générale ordinaire du 28 mai 2002 ont été publiés dans le journal d'annonces légales « Petites Affiches » du 2 juillet 2002.

24124

ACTI-BAIL

Société anonyme au capital de 17 500 000 €.
Siège social : Cœur Défense tour A, La Défense 4, 110, esplanade du Général de Gaulle, 92391 Paris-La Défense Cedex.
339 685 232 R.C.S. Nanterre.

Les comptes annuels au 31 décembre 2001, approuvés par l'assemblée générale ordinaire du 31 mai 2002, ont été publiés dans « Le Journal Spécial des Sociétés » du 4 juillet 2002.

24198

ALGECO

Société anonyme à directoire et conseil de surveillance au capital de 7 300 000 €.
Siège social : Espace des Berthilliers, 164, chemin de Balme, 71850 Charnay-les-Mâcon.
685 550 659 R.C.S. Mâcon.

APPROBATION DES COMPTES

Les comptes individuels de l'exercice clos le 31 décembre 2001, les attestations des commissaires aux comptes sur les comptes individuels et le projet d'affectation du résultat, publiés au *Bulletin des Annonces légales obligatoires* n° 51 du 26 avril 2002, pages 6950 à 6957 ont été approuvés sans modification par l'assemblée générale mixte du 4 juin 2002.

Les comptes consolidés de l'exercice clos le 31 décembre 2001, ainsi que l'attestation des commissaires aux comptes sur les comptes consolidés, ont été publiés dans ledit bulletin pages 6957 à 6964 et approuvés par la même assemblée.

Le directoire.

24063

ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 858 201 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.

Chiffre d'affaires.
(En euros.)

	2002	2001
Groupe consolidé :		
Premier trimestre	352 000	269 000
Société-mère :		
Premier trimestre	53 120	52 935

— Après une année 2001 exceptionnelle ;

— Après une croissance du premier trimestre 2001 l'une des plus fortes des dix dernières années, créant une base de comparaison particulièrement élevée.

Le chiffre d'affaires consolidé du premier trimestre 2002 est de 352 M€, en croissance de 30,9 % par rapport au premier trimestre 2001.

24175

AURES TECHNOLOGIES

Société anonyme au capital de 1 000 000 €.
Siège social : 32, rue du Bois Chaland, 91090 Lisses.
352 310 767 R.C.S. Evry.
Siret : 352 310 767 00020.

I. — Les comptes sociaux et consolidés de l'exercice clos le 31 décembre 2001 publiés au *Bulletin des Annonces légales obligatoires* du 29 avril 2002 pages 7685 et suivantes ont été approuvés sans modification par l'assemblée générale ordinaire annuelle des actionnaires du 5 juin 2002.

II. — **Décisions d'affectation du résultat.**

Bénéfice de l'exercice	680 775,79 €
Report à nouveau des exercices antérieurs	134 680,00 €
	815 435,79 €

Affectation définitive :

Dividendes aux actionnaires :	
0,54 € par action aux 1 000 000 actions composant le capital social	540 000,00 €
Report à nouveau	275 435,79 €
Augmenté des dividendes auto-détenues suite à l'affectation du résultat 2000	2 766,44 €

Ces dividendes seront payés au siège social à compter de ce jour. Les dividendes afférents aux actions auto-détenues à la date de mise en paiement des dividendes 2002 seront affectés au compte « Report à nouveau ».

III. — **Attestations des commissaires aux comptes.**

A. Extrait du rapport général sur les comptes annuels. — « Nous certifions que les comptes annuels sont réguliers et sincères et donnent une image fidèle des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Nous avons également procédé, conformément aux normes de la profession, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observations à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de l'article L. 225-240 du Code de commerce, nous vous avisons que l'information relative aux rémunérations des mandataires sociaux a été communiquée dans le rapport de gestion de façon globale et non pas individuellement et nominativement.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs des droits de vote, vous ont été communiquées dans le rapport de gestion ».

Fait à Paris, le 17 mai 2002.

YVES BOURDIN,
Commissaire aux comptes,
Membre de la Compagnie régionale de Colmar ;

Fiduco S.A. représentée par :
MAX MEYER KIDOUCHIM,
Commissaire aux comptes,
Membre de la Compagnie régionale de Paris.

BALO
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SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

	Pages
IEC Professionnel Média	17714
NeTra Systems	17716
Theolia *(additif)*	17720

BONS, OBLIGATIONS ET AUTRES TITRES

	Pages
Eurotunnel S.A.	17720
High Co.	17723

VALEURS ÉTRANGÈRES

ACTIONS ET PARTS

	Pages
Kingfisher plc	17728

BONS D'OPTIONS SUR TITRES ET SUR INDICES

	Pages
SGA Société Générale Acceptance N.V.	17729

Le numéro : 0,69 €
Abonnement. - Un an *(décret n° 2001-955 du 19 octobre 2001)* :
France et outre-mer : 186,50 € (86,30 € + 100,20 € de frais de port) - **Etranger** : 275,30 € (86,30 € + 189,00 € de frais de port)
Tout paiement à la commande facilitera son exécution

société. Seule subsiste la contre-garantie à 100 % sur les dossiers ne relevant pas de l'affacturage.

Nous avons effectué nos travaux selon les normes de la profession ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Neuilly-sur-Seine et Paris-la-Défense, le 7 mai 2002.

Les commissaires aux comptes :

Barbier Frinault & Autres : ISABELLE SANTENAC ; KPMG Audit, Département de KPMG S.A. : PASCAL BROUARD.

VII. — **Renseignements complémentaires.**

Capital : *14 400 000 € (quatorze millions quatre cent mille euros).*
Siège social : 70, rue de Villiers, 92532 Levallois-Perret Cedex.
Numéro d'immatriculation au R.C.S. : R.C.S. Nanterre 702 016 312.
Date de la dernière assemblée générale ordinaire : 23 mai 2002.

VIII. — **Rapport de gestion.**

Les autres documents faisant partie des comptes consolidés et le rapport de gestion peuvent être consultés au siège social de la société.

24501

AIR LIQUIDE FINANCE

(Capital détenu directement à 99,99 % par L'Air Liquide.)

Société anonyme au capital de 33 600 000 €.
Siège social : 6, rue Cognacq-Jay, 75007 Paris.
428 711 949 R.C.S. Paris.

Rectificatif à l'avis paru au *Bulletin des Annonces légales obligatoires* du 3 juillet 2002, il y a lieu de lire : « Les comptes annuels au 31 décembre 2001... »

24730

AIR LIQUIDE SANTE INTERNATIONAL

Société anonyme au capital de 22 013 648 €.
Siège social : 10, rue Cognacq-Jay, 75007 Paris.
552 134 728 R.C.S. Paris.

Rectificatif à l'avis paru au *Bulletin des Annonces légales obligatoires* du 5 juillet 2002, il y a lieu de lire : « Les comptes annuels au 31 décembre 2001... »

24728

ALTEN

Société anonyme au capital de 30 395 000 €.
Siège social : 40, avenue André Morizet, 92100 Boulogne-Billancourt.
348 607 417 R.C.S. Nanterre.

L'assemblée générale mixte du 28 juin 2002 a approuvé les comptes sociaux, les comptes consolidés et a adopté toutes les résolutions à l'ordre du jour.

Ces documents ont été publiés le 7 juin 2002 dans le *Bulletin des Annonces légales obligatoires* nº 70 pages 13631 à 13640.

24630

ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 858 201 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.

A. — Les comptes sociaux et les comptes consolidés publiés au *Bulletin des Annonces légales obligatoires* du 8 juillet 2002 page 16985 n'ont pas fait l'objet de modifications par l'assemblée générale mixte du 18 juin 2002.

B. — **Attestation des commissaires aux comptes.**

1. – Extrait du rapport général sur les comptes annuels :

Opinion sur les comptes annuels. — Nous certifions que les comptes annuels, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Vérifications et informations spécifiques prévues par la loi. — Nous avons également procédé, conformément aux normes de la profession, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et des documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous vous signalons que contrairement aux dispositions de l'article L. 225-102-1 du Code de commerce, votre société n'a pas mentionné dans son rapport de gestion les informations relatives à la rémunération totale et aux avantages de toute nature versés durant l'exercice à chaque mandataire social par elle-même et par les sociétés qu'elle contrôle au sens de l'article L. 233-16 du Code de commerce, ainsi que la liste des mandats et fonctions exercés dans chaque société.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital et des droits de vote vous ont été communiquées dans le rapport de gestion. »

2. – Extrait du rapport sur les comptes consolidés :

Opinion sur les comptes consolidés. — « Nous certifions que les comptes consolidés, établis conformément aux règles et principes comptables applicable en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Vérifications et informations spécifiques. — Par ailleurs, nous avons également procédé à la vérification des informations relatives au groupe, données dans le rapport de gestion.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes consolidés. »

Fait à Paris, le 6 mai 2002.

Les commissaires aux comptes :

Ernst & Young Audit : PHILIPPE HONTARREDE ; Concorde Européenne Audit France : GÉRARD BIENAIMÉ.

24767

ALUMINIUM PECHINEY

(Capital détenu directement à 98,7 % par Péchiney.)

Société anonyme au capital de 34 414 720 €.
Siège social : 7, place du Chancelier-Adenauer, 75116 Paris.
969 510 940 R.C.S. Paris.

Rectificatif à l'avis paru au *Bulletin des Annonces légales obligatoires* du 3 juillet 2002, il y a lieu de lire : « Les comptes annuels au 31 décembre 2001... »

24715

ARCHOS

Société anonyme au capital de 3 094 416 €.
Siège social : 12, rue Ampère, ZI, 91430 Igny.
343 902 821 R.C.S. Evry.

Les comptes sociaux et consolidés au 31 décembre 2001 et l'affectation du résultat publiés au *Bulletin des Annonces légales obligatoires* du 26 avril 2002, pages 6965 à 6976 ont été approuvés sans modification par l'assemblée générale ordinaire annuelle et extraordinaire du 14 juin 2002.

La certification des commissaires aux comptes a également été publiée audit bulletin.

24665

AUSY

Société anonyme au capital de 2 133 973 €.
Siège social : 10, rue des Acacias, 92130 Issy-les-Moulineaux.
352 905 707 R.C.S. Nanterre.

I. — Les comptes annuels et consolidés 2001 publiés au *Bulletin des Annonces légales obligatoires* du 30 avril 2002, pages 8102 à 8111 ont été approuvés sans modification par l'assemblée générale ordinaire du 27 juin 2002.

II. — **Attestations des commissaires aux comptes.**
(Extraits des rapports.)

1°) Opinion sur les comptes annuels. — « Nous certifions que les comptes annuels, établis selon les principes comptables français, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice ».